UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice of Annual Meeting of Shareholders and Proxy Statement, dated July 17, 2024

I C L Gr o u p Lt d . May 31, 2024 NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS Impact for a sustainable future www .icl-gr oup.com

DEAR SHAREHOLDER, You are cordially invited to attend ICL Group Ltd.’s (“ICL”) 2024 Annual General Meeting to be held on Wednesday, July 17, 2024, at 10:00 a.m. (Israel time). The notice of the meeting, as well as items of business and voting instructions, are included in this document. I would like to take this opportunity and provide an update on the recent developments at ICL and the broader context in which we operate. The past few months have presented us with a unique set of challenges, particularly in the fourth quarter, due to the war in Israel. Despite these adversities, I am pleased to report that our efforts to minimize disruption and maintain production levels have been successful. Additionally, the majority of our employees who had been called up for military reserve service, have now resumed their full-time roles at ICL. Despite these external factors, we were able to effectively manage those areas within our control, while swiftly reacting to a changing external environment throughout 2023. Our team did an excellent job managing our supply chain amidst war, political tensions and market volatility. We also continued to gain efficiencies and drive down costs across the business. As a result, we were able to deliver a solid performance in 2023, following a record year in 2022. For the full year, we reported sales of $7.5 billion with adjusted EBITDA of $1.8 billion(1). We also generated operating cash flow of more than $1.6 billion and $818 million of free cash flow, reflecting our continued focus on cashgeneration. For 2023, we delivered $0.55 of adjusted earnings per share and distributed an annual dividend of $0.27 per share, in accordance with our long-standing policy to pay out up to 50% of adjusted net income to our shareholders. Our efficiency and cost savings initiatives, which we put in place early in 2023, delivered ahead of plan. While we made some tough decisions to better position ourselves for the future, we also maintained our focus on expanding our strategic partnerships. As a result, we gained market share across some of our key specialtiesbusinesses. We also expanded into additional new end-markets, with the groundbreaking of new advanced facilities and the launch of new innovative products, which will have a long-term impact on growth. In conclusion, I would like to express my sincere gratitude for your continued support during these difficult times. I am confident that ICL will navigate these challenges and continue to build on its success. Sincerely yours, Raviv Zoller CEO and President (1) Non-IFRS financials measures and reconciliation to IFRS measures are described in the accompanying proxy statement for the ICL 2024 Annual General Meeting and Appendix A thereto. 5 2/41

NOTICE OF MEETING

The 2024 Annual GeneralMeeting of Shareholders (the "Meeting") of ICL Group Ltd.(the "Company") will be held:

At the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel and virtuallyvia Microsoft Teams at this link

When:
Wednesday, July 17, 2024

10:00 a.m. (Israel time)

ITEMS OF BUSINESS

The following items of business will be covered, as more fully described in the accompanying proxy statement:

1. Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;
2. Re-election of Dr. Miriam Haran as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term;
3. Approval of an amendment to the Company's Articles of Association in order to allow for indemnification and insurance of directors and officers under the Israeli Economic Competition Law, 1988 (the "Israeli Competition Law");
4. Subject to the approval of Proposal 3, approval of an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection withproceedings under the Israeli Competition Law;
5. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company's independent auditor until the next annual general meeting of shareholders of the Company; and
6. Present and discuss our audited financial statements for the year ended December 31, 2023.

WHO IS ELIGIBLE TO RECEIVE NOTICE AND VOTE

If you are a holder of record of our Ordinary Shares as of the close of business on June 10, 2024 (the "Record Date"), you are entitled to receive notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof. This also applies if you held Ordinary Shares through a bank, broker, or other nominee (i.e., in "street name") that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date. If you held our Ordinary Shares through the Tel Aviv Stock Exchange ("TASE") on the Record Date, you are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof

HOW CAN YOU VOTE

The accompanying proxy statement includes important information about the Meeting and the voting process. Please read it carefully and remember to cast your vote.

Record holders: Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. If you are a shareholder of record and will not attend the Meeting in person, you are requested to complete, date, and sign the enclosed form of proxy and return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you are a shareholder of record and attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

Beneficial holders: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Your broker, bank, or nominee will provide you with instructions that you must follow to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a "legal proxy" from your broker, bank, or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shares Traded on the TASE: If you hold your shares through a member of the TASE, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

ADDITIONAL INFORMATION

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA's electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://www.maya.tase.co.il, and also at our offices during regular business hours, upon prior coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844400), until the Meeting. Our company's representative is Aya Landman, VP, Chief Compliance Officer & Corporate Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844435).

By Order of the Board of Directors,
Aya Landman, Adv.
VP, Chief Compliance Officer & Corporate Secretary
May 31, 2024

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ICL GROUP LTD. PROXY STATEMENT 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the 2024 Annual General Meeting of Shareholders (the “Meeting”),or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2024 Annual General Meeting of Shareholders. The Meeting will be held on July 17, 2024, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower,23 Aranha Street, 22nd Floor, Tel Aviv, Israel and via Microsoft Teams (meeting URL: https://teams.microsoft.com/l/meetupjoin/19%3ameeting_NzdlMWZjYjEtZTU4OC00Y2E1LThmNDQtMTYxY2ViOGUwMDVl%40thread.v2/0?context=%7b%22Tid%22%3a% 22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%22c24a4bb8-71f6-47d6-8612-141e27ea57a2%22%7d). If you intend to participate in the meeting via Microsoft Teams, we recommend logging in at least fifteen minutes before the Meetingto ensure that you are logged in when the Meeting starts. DICLAIMER AND SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS This This proxy statement may contain forward-looking statements within the meaning of the United States Private SecuritiesLitigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historicalmatters. Because such statements deal with future events and are based on our current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024 (the “2023 Annual Report”), and in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”). Our strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to risk factors discussed under Item 3 – Key Information – D. Risk Factors in the 2023 Annual Report. Forward looking statements speak only as of the date they are made and, except as otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautionedto consider these risks and uncertainties and to not place undue reliance on such information. Forwardlooking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. NON-IFRS FINANCIAL MEASURES Included in this proxy statement are financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), such as EBITDA, adjusted EBITDA, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and net debt to adjusted EBITDA, which were designed to complement the financial information presented in accordance with IFRS. Our management uses these non-IFRS measures to evaluate the Company's business strategies and performance. We believe that these non IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparencyof key measures used to evaluate our performance. These non-IFRS financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-IFRS financial measures differently than the Company. Please refer to page 40 and Appendix A of this proxy statement for additional information about such non-IFRS financial measures and reconciliation of the non-IFRS financial measures included in this proxy statement to the most directly comparable financial measures prepared in accordance with IFRS. 7 4/40

ICL PROXY SUMMARY

This summary highlights certain information that you should consider before voting on the proposals to be presented at the Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement and our 2023 Annual Report carefully before voting.

THE 2024 ANNUAL MEETING OF SHAREHOLDERS

DATE: July 17, 2024

TIME: 10:00 a.m. Israel Time
VIRTUAL MEETING : at this link
RECORD DATE : June 10, 2024

WHERE TO FIND INFORMATION

CORPORATE WEBSITE: www.icl-group.com
INVESTOR WEBSITE: https://investors.icl-group.com
2023 ANNUAL REPORT: https://s27.q4cdn.com/112109382/files/doc_financials/2023/ar/20F-Final-2023_Accessibility.pdf

VOTING MATTERS AND BOARD OF DIRECTOR RECOMMENDATIONS

	PROPOSAL	BOARD RECOMMENDATION	PAGE
.1	Re-election of ten directors to serve until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal	FOR each director	20
.2	Re-election of Dr. Miriam Haran to serve as an external director, within the meaning of the Israeli Companies Law, 1999, for a second three-year term	FOR	20
.3	Approval of an amendment to the Company's Articles of Association in order to allow for indemnification and insurance of our directors and officers under the Israeli Economic Competition Law, 1988	FOR	21
.4	Subject to the approval of Proposal 3, approval of an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection with proceedings under the Israeli Competition Law, 1988	FOR	21
.5	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company's independent auditor until the next annual general meeting of shareholders of the Company	FOR	22

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EXECUTING OUR STRATEGY In 2024, ICL will remain focused on executing our five-year plan, leveraging new opportunities in our specialties businesses, with consistent cost discipline, and resolve to deliver innovative and sustainable solutions to our customers around the world. This is in line with our strategy to be leaders in specialty/downstream businesses based on our unique mineralresources, customer relationships, and technological ingenuity,as we optimize the commodity value of our resources. TARGETING GLOBAL LEADERSHIP ACROSS SPECIALTIES BUSINESSES Expanding long-term specialties focus & increasing capacity to enable growth in specialties FOCUS ON IMPACT BASED ON SUSTAINABILITY CHALLENGES Committing to challenging ESG KPI’s, as well as driving ICL’s diversity and inclusion EXPANDING ICL’S INNOVATION CULTURE AND ECOSYSTEM (ICL DNA) Investing in R&D to innovate and expand our specialty product portfolio DRIVE COLLABORATION AND PARTNERSHIPS TO BENEFIT ALL OUR STAKEHOLDERS Maintaining focus on long-term customer relationships and a sustainable supply chain OPTIMIZE CAPITAL ALLOCATION Continued focus on cash generation, and generating returns to our shareholders while capitalizing on business expansion opportunities, based on a strong balance sheet 9 6/40

EXECUTIVE SUMMARY

BUSINESS DEVELOPMENTS DURING 2023

Throughout the fiscal year of 2023, with a particular emphasis on the fourth quarter, we demonstrated effective management of our internal operations while simultaneously adapting to an evolving external environment. Our team exhibited resilience in managingour supply chain amidst global challenges such as war, political instability, and market fluctuations. Furthermore, we persistently pursued efficiency gains and cost reductions across all business sectors. Consequently, we were able to maintain robust performancein 2023, following a record-setting year in 2022.

For the entire year, we reported sales amounting to $7.5 billion and adjusted EBITDA of $1.8 billion. We maintained a consistent focus on cash flow throughout 2023, generating an operating cash flow exceeding $1.6 billion and free cash flow of $818 million. Our prioritization of cash flow and agility became increasingly crucial post-October 7, 2023, as we navigated through production and logistical challenges while expediting additional efficiency measures.

In 2023, we delivered $0.55 of adjusted earnings per share and distributed an annual dividend of $0.27 per share, as part of our long-standing policy to distribute dividends to our shareholders. The efficiency and cost-saving initiatives that we implemented early in 2023 were executed ahead of schedule. While we made some challenging decisions to better position ourselves for the future, we also sustained our focus on expanding our strategic partnerships. As a result, we increased our market share across several of our key specialty businesses.

We concluded 2023 with fourth-quarter sales of $1.7 billion and adjusted EBITDA of $357 million. Although sales experienced a year-over-year decline as anticipated, they exhibited an increase compared to 2021.

FINANCIAL PERFORMANCE 2023

US$M *ex. Per share*	FY'22	FY'23
Sales	$10,015	$7,536
Net income, attributable to the Company's shareholders	$2,159	$647
Adjusted net income, attributable to the Company's shareholders	$2,350	$715
Diluted earnings per share	$1.67	$0.50
Adjusted diluted earnings per share	$1.82	$0.55
Adjusted EBITDA	$4,007	$1,754

2023 NON-FINANCIAL PERFORMANCE

US$M *ex. Per share*	FY'22	FY'23
GHG Emissions	2,407	2,288
Incident Rate	0.62	0.70
Percent of women in senior leadership	23%	25%
Community investment	$14.5	$7.1

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CORPORATE GOVERNANCE HIGHLIGHTS We are dedicated to upholding the highest standards of corporate governance, recognizing its fundamental role in guiding our operations and shaping our ethical framework. Guided by our mission of – ‘doing the right thing, in the right way, everyday’, our commitment extends beyond compliance; it reflects our dedication to fostering a culture that prioritizes integrity, ethical conduct, transparency and accountability in all aspects of our business practices. By embedding robust governance systems and principles, we aim to not only meet, but exceed, the expectations of our stakeholders. This commitment underscores our mission to Impact for a Sustainable Future, driving us to integrate sustainability into every aspect of our decisionmaking processes, while ensuring transparency, responsibility, and value creation. Our Board of Directors oversees the management of ICL’s business. We have robust governance systems in place, encompassing policies and processes that delineate the roles and responsibilities of both our Board and the Senior Management team. Presented in this page key highlights of these practices and policies. BOARD GENDER DIVERSITY Assuming all of the director nominees are elected at the Meeting, our board of directorswill include 33% female representation (4 out of 12). Assuming all of the director nominees are elected at the Meeting, our board of directors will include 33% female representation (4 out of 12). ICL is committed to increasing the percentage of female representation in our board to 45% by the end of 2028. EXTERNAL & INDEPENDENT DIRECTORS As an Israeli publicly traded company, we are required by the Israeli Companies Law, 1999(the “Israeli Companies Law”), to haveat least two external directors serving on our board of directors. Such external directors must be completely independent, unaffiliated with the Companyor the controlling shareholder. External directors are elected, by law, for a period of three consecutive years, to preserve their independence. All the members of our Audit & Accounting and HR & Compensation Committees are independent under the Israeli CompaniesLaw and the NYSE rules. % OF INDEPENDENT DIRECTORS Assuming all of the director nominees (including the externaldirector nominee) are elected at the Meeting, 8 out of 12 of our directors (67%) will be independent. None of our director nominees sit togetheron the board of directors of any otherpublic company. DIRECTOR MEETING ATTENDANCE 97% Attendance at all 2023 Boardof Directors meetings (excluding Mr. Ovadia Eli who concluded his tenure as an ICL director on May 10, 2023). BOARD OF DIRECTORS ELECTIONS At each annual meeting of shareholders of ICL, each director,who is not an ‘external director’ under Israeli law, is elected to holdoffice for a one-year term expiringat the next annual meeting of shareholders of ICL. The Board includes 6 new directors who have joined since 2020. ANNUAL BOARD OF DIRECTORS EVALUATIONS Annual self-evaluationsare conducted by our Board of Directors. NEW DIRECTORS ON-BOARDING & DIRECTORS’ TRAININGS The Company has a tailored and robust onboarding program for new directors, aimed to familiarize new directors with key topics. The program is formalized and tailored with consideration to the unique backgrounds, experiences and expected committee responsibilities of each new director. CLIMATE, SUSTAINABILITY & COMMUNITY ENGAGEMENT We are committed to protecting our employees, the environment, and the communities in which we operate. Our actions are governed by our Climate, Sustainability & Community Relations committee (the “CSC Committee”). Our CSC Committee, chaired by Dr. Miriam Haran, a seasoned environmental expert, oversees ICL’s: (1) climate, sustainability, safety, environment, and water management related risks and opportunities, targets, policies and programs; (2) community outreach programs, public relations and advocacy, and (3) diversity and inclusion aspects inthe Company. 11 8/40

ICL

DIRECTOR NOMINEES

table below shows summary information about each nominee for election as a director and an external director at the Meeting, as well as our additional external director.

NOMINEE FOR ELECTION AS DIRECTOR	AGE	DIRECTOR SINCE	INDEPENDENT		COMMITTEE MEMBERSHIP			
			UNDER THE COMPANIES LAW	UNDER THE NYSE RULES	A&A	COMP	CSC	FIN
Yoav Doppelt (chairman of the Board)	55	December 2018 and as CoB since July 2019	(*)					
Aviad Kaufman	53	March 2014	(*)					°
Avisar Paz	67	April 2001	(**)					°
Lior Reitblatt	66	November 2017	V	V	°	°		
Reem Aminoach	66	March 2017	(***)	V			°	
Sagi Kabla	47	February 2016	(*)				°	•
Tzipi Ozer Armon	58	January 2020	V	V				
Gadi Lesin	57	March 2021	V	V	°		°	
Michal Silverberg	47	July 2022	(***)	V				
Shalom Shlomo	46	January 2024	V	V				
Our External Director standing for reelection at the AGM								
Dr. Miriam Haran	74	July 2021	V	V		•	•	
Our additional External Director (not standing for reelection at the AGM)								
Dafna Gruber	58	January 2022	V	V	•	°		°

(*) Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors under the Companies Law and NYSE rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

(**) The Board expects Mr. Paz to begin to qualify as an independent director under NYSE corporate governance rules in July 2024. The Board will assess Mr. Paz's independence in July 2024.

(***) Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications under the Companies Law for Independent Director but were not formally classified as ones.

A&A - Audit & Accounting Committee | CSC - Climate, Sustainability & Community Relations Committee | • Committee Chair

Comp - HR & Compensation Committee | Fin – Financing Committee | ° Committee Member

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ICL

BOARD OF DIRECTORS SKILLS MATRIX

The Company's Board of Directors has adopted guidelines for institutionalizing and improving the structure and composition of the Board of Directors, reflecting, among other things, the Company's ambition to maintain a diverse composition of its board of directors, which represents diverse backgrounds, expanding skillsets and experience, and encompasses a wide range of special expertise, such as high-level managerial experience in a complex organization; strong global experience; skills and experience in dealing with complex issues; experience with strategy setting; experience in managing global businesses, workingwith emerging markets and business development experience in high-volume businesses; experience in corporate governance, sustainability and environmental expertise, risk management and regulation, and gender diversity.

The guidelines further include guiding principles for the appointment of external directors in the Company. In addition, the Company strives to have a board of directors comprised of directors with the following expertise: industry expertise; corporate governance expertise; environmental, biodiversity and climate expertise; logistics and operational expertise and safety expertise.

Accordingly, the Company strives to integrate within its board, directors with expertise in such areas, whether with new appointments or upon replacement of a director's vacant position.

Further information regarding the composition of our Board of Directors is detailed hereunder in our Board competence profile matrix:

	Yoav Doppelt Executive Chairman of the Board	Aviad Kaufman	Avisar Paz	Lior Reitblatt	Reem Aminoach	Sagi Kabla	Tzipi Ozer Armon	Gadi Lesin	Dr. Miriam Haran	Dafna Gruber	Michal Silverberg	Shalom Shlomo
Leadership experience in managing companies, associations and networks	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	
Industry/Commercial expert	✓	✓	✓	✓		✓		✓	✓	✓		
other economic sectors	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	
Finance, financial reporting, law and compliance	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	
Sustainability topics						✓		✓		✓		✓
Accounting and auditing, sustainability reporting and risk management	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	
Innovation, research & development and technology	✓					✓	✓	✓		✓	✓	
Digitalization, IT, business models and start-ups	✓		✓	✓		✓	✓	✓		✓	✓	
Human resources, society, communications and the media	✓			✓			✓	✓		✓		✓
	♂	♂	♂	♂	♂	♂	♀	♂	♀	♀	♀	♂

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DIRECTOR NOMINEE COMPOSITION HIGHLIGHTS The Board of Directors considers the qualifications of each director candidate and the overall composition of the Board. We are committed to diversity and a balance of tenure that brings experience as well as new perspectives to Board deliberations 4 TENURE OF OUR 7 INDEPENDENT DIRECTOR NOMINEES 33% GENDER DIVERSITY WOMAN 67% 3 MAN EXECUTIVE COMPENSATION OVERVIEW Our executive compensation program’s total direct compensation includes a traditional base salary, with additional guaranteedsalary items such as: social benefits, social and related provisions, Company car and reimbursement of telephone expenses, short-term incentives tied to financial, operational, and strategic performance and long-term incentives linked to share price performance. 2023 PAY MIX The following charts illustrate the mix of the fixed compensation (base salary and guaranteed compensation items), as well as the short- and long-term incentive compensation that comprised the 2023 total direct compensation for Mr. Zoller and theaverage total direct compensation for the 5-top earning executive officers as a group, represented by each compensation component. 31.5% Fixed Comp 47.4% 18.1 % LTI STI 2023 CEO PAY MIX 50.4 2023 5-TOP EXECUTIVE EARNERS PAY MIX % LTI 17.1% 35.5 % STI Fixed Comp COMPENSATION PRACTICES AND POLICIES As an Israeli public company, we are required to adopt a compensation policy for Office Holders, as such term is defined in the Israeli Companies Law, once every three years. Our current Compensation Policy, which reflects our executive compensation philosophy and creates a coherent system of rules and principles for compensation and incentives for these executives, was approved in 2022 by our HR & Compensation Committee, Board of Directors and our shareholders by a special majority (of noncontrolling and disinterested shareholders), in that order. WHAT WE DO? A majority of the targeted total direct compensation is at-risk and tied to performance We maintain an appropriate balance between short-term and long-term compensation to provide appropriate balance between short- and long-term decision making and discourage excessive risk taking Our executive compensation is governed by a strict compensation policy, approved by our shareholders by a special majority once every three years Our HR & Compensation Committee is an independent committee, comprised of independent directors only In 2023, we adopted a Compensation Recoupment Policy(“claw back”). This policy requires us to reasonably promptly recover incentive-based compensation received by executive officers in the event of certain restatements of the Company’s financial statements. In addition, our Compensation Policy includes a claw back provision that is applicable to variable compensation of Office Holders (as such term is defined in the Israeli Companies Law). WHAT DON’T WE DO? We do not award uncapped incentives that could contribute to excessive risk taking We do not reprice options under our equity plan We do not enter into executive employment agreements without an ability to terminate the agreement within a framed time cap 14 11/40

VOTING INFORMATION 14 WHO CAN VOT 14 OUTSTANDING ORDINARY SHARES 14 MATTERS TO BE VOTED ON 14 QUORUM 15 VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS 16 HOW YOU CAN VOTE 16 CHANGE OR REVOCATION OF PROXY 17 SOLICITATION OF PROXIES 17 ADDITIONAL INFORMATION 17 DATE OF INFORMATION 17 PRINCIPAL SHAREHOLDERS TABLE OF CONTENTS BUSINESS OF THE MEETING 20 PROPOSAL 1 – RE-ELECTION OF DIRECTORS 20 PROPOSAL 2 – RE-ELECTION OF EXTERNAL DIRECTOR 21 PROPOSAL 3 – AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION, TO ALLOW FOR INDEMNIFICATION AND INSURANCE IN CONNECTION WITH PROCEEDINGS UNDER THE ISRAELI COMPETITION LAW PROPOSAL 4 - AMENDMENT OF THE EXEMPTION, INSURANCE AND INDEMNIFICATION UNDERTAKING LETTER ISSUED BY THE COMPANY TO ITS DIRECTORS AND OFFICERS, TO ALLOW FOR INDEMNIFICATION AND INSURANCE IN 21 CONNECTION WITH PROCEEDINGS UNDER THE ISRAELI COMPETITION LAW 22 PROPOSAL 5 - RE-APPOINTMENT OF AUDITOR 22 FINANCIAL STATEMENTS 22 SHAREHOLDERS PROPOSALS 23 OTHER BUSINESS CORPORATE GOVERNANCE BOARD OF DIRECTORS 25 RISK MANAGEMENT 25 EXECUTIVE COMPENSATION 25 DIRECTORS COMPENSATION 25 NON-EXECUTIVE DIRECTORS 25 CASH COMPENSATION AND FEES 26 2023 SUMMARY OF DIRECTORS COMPENSATION 33 KEY INFORMATION ABOUT OUR BOARD 34 BOARD OF DIRECTORS BIOGRAPHY 37 EXTERNAL DIRECTORS 37 BOARD EFFECTIVENESS REVIEW 38 NEW DIRECTOR ON-BOARDING & DIRECTORS’ TRAININGS 26 EXECUTIVE CHAIRMAN OF THE BOARD’S COMPENSATION 27 SENIOR MANAGEMENT COMPENSATION 27 OUR COMPENSATION PHILOSOPHY 38 BOARD COMMITTEES 39 BOARD AND COMMITTEES’ MEETINGS ATTENDANCE IN 2023 29 SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT 30 EXECUTIVE CHAIRMAN OF THE BOARD (CoB) STI FORMULA, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY 30 THE CEO’S STI FORMULA, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY 31 EXECUTIVE OFFICERS STI REQUIREMENTS, AS SET FORTH IN 31 THE COMPANY’S COMPENSATION POLICY 40 Appendix A – Reconciliation of Non-IFRS Measures Full Year 2023 Annex A – Annotated Articles of Association Annex B – Annotated Exemption, Insurance and Indemnification Undertaking Letter FIVE-HIGHEST EARNERS STI PAYOUT IN 2023 15 12/14

1. VOTING INFORMATION 13/40

WHO CAN VOTE You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on June 10, 2024 (“Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date, and if you held your shares through the TASE on that date. See below “How You Can Vote.” OUTSTANDING ORDINARY SHARES There were 1,314,471,225 Ordinary Shares outstanding on May 28, 2024. MATTERS TO BE VOTED ON You will be asked to vote on the following items of business:: 1. Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annualgeneral meeting of shareholders of the Company or until any of their earlier resignation or removal; 2. Re-election of Dr. Miriam Haran to serve as an external director of the Company, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”), for a second three-year term; 3. Approval of an amendment to the Company’s Articles of Association, to allow for indemnification and insurance of directors and officers under the Israeli Economic Competition Law, 1988 (the “Israeli Competition Law”); 4. Subject to the approval of Proposal 3, approval of an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection with proceedings under the Israeli Competition Law; and 5. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company. At the Meeting, following the matters to be voted on as detailed above, we will also present and discuss our audited financial statements for the year ended December 31, 2023, as previously made available to our shareholders as part of our 2023 Annual Report, which may be accessed via the SEC’s website at www.sec.gov and the ISA’s website at http://www.magna.isa.gov.il (reference number 2024-02-022207), as well as via the “Investor” section of our Company’s website, www.icl-group.com. The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters. QUORUM Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy, written ballot or via the ISA’s electronic voting system, and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to July 24, 2024, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, written ballot or via the ISA’s electronic voting system, shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders. In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote ofthe most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) ofthe other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register. Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes. 14/40

VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of each of the proposals. In addition, the approval of the re-election of Dr. Haran as an external director under Item 2 is also subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the election of the external director (abstentions and broker non-votes are disregarded); or (ii) the total number of shares voted against the election of the external director by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company. In addition, the approval of the amendment of the exemption, insurance and indemnification undertaking letter issued by the Company to directors and officers under Item 4 shall also be subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the proposal voted in favor of the proposal (abstentions and broker non-votes are disregarded); or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company. The Israeli Companies Law requires that each shareholder voting on Item 2 (the re-election of Dr. Haran as an external director) and Item 4 (the amendment of the exemption, insurance and indemnification undertaking letter for directorsand officers) inform the Company, prior to voting on such proposals at the Meeting, if the shareholder has a personal interest in the proposals (in the case of Item 2, excluding a personal interest that is not related to the shareholder's relationship with a controlling shareholder); otherwise, a shareholder’s vote will not be counted for the purposes ofItems 2 and 4. In accordance with regulations promulgated under the Israeli Companies Law, a shareholder voting via proxy card or written ballot on Items 2 and 4 will be deemed to have confirmed that he/she/it does not have a personalinterest in such proposals, unless the shareholder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on July 16, 2024. Any such written notice must besent to the Company via registered mail at the Company’s offices at Millennium Tower, 23 Aranha Street, 22nd Floor, TelAviv, Israel; Attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary. All other shareholders voting on Items 2 and 4 are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in Items 2 and 4 (in the case of Item 2, excluding a personal interest that is not related to a relationship with a controlling shareholder); otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b)a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% ofthe outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal. 15/40

HOW YOU CAN VOTE How you vote depends on whether you are shareholder of record, shareholder in “street name” or shareholder who holds shares that are traded on the TASE. You are a shareholder of record if the share certificate or book-entry position is registered in your name at our transfer agent. You are considered the beneficial owner of shares held in “street name” if your shares are held in a stock brokerage account or by a bank or other nominee. You are considered a shareholder who holds shares that are traded in TASE if your shares are held through a member of the TASE. SHAREHOLDER OF RECORD You may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting (i.e., 10:00 a.m. (Israel time) on Monday, July 15, 2024), unless a shorter period is determined by the chairman of the Meeting. SHAREHOLDER IN “STREET NAME” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting. HOLDER OF SHARES TRADED ON TASE You may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA), to the offices of the Company no less than four hours priorto the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us an Ownership Certificate, as of the Record Date, issued by that member of the TASE. CHANGE OR REVOCATION OF PROXY Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is receivedby the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, orby attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed Hebrew written ballot, together with a valid ownership certificate (as of the Record Date), to the Company’s offices no later than four hours prior to the designated time of the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the Meeting 17 16/40

SECTION ONE / VOTING INFORMATION

SOLICITATION OF PROXIES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about June 12, 2024, and will be solicited mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and othersfor forwarding material to beneficial owners of Ordinary Shares. In addition, certain officers, directors, employees and agent of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or otherpersonal contact.

ADDITIONAL INFORMATION

Financial and other information about the Company is available under ICL's profile on the SEC website at www.sec.gov and the ISA's website at http://www.magna.isa.gov.il, as well as via the "Investor" section of our Company's website, www.icl-group.com.

In addition, any shareholder who would like to receive a copy of our 2023 Annual Report may do so free of charge by contacting our registered head office at the following address:

ICL Group Ltd.
Millennium Tower, 23 Aranha Street, 22nd Floor,
Attention: Aya Landman, VP, Chief Compliance Officer & Corporate
SecretaryTel: +972-3-6844435
Email: Aya.Landman@icl-group.com

Any documents referred to in this proxy statement, and any information or documents available on the SEC, ISA, TASE or any other website including our own, are not incorporated by reference into this proxy statement unless otherwise specified.

DATE OF INFORMATION

The information contained in this proxy statement is given as of May 29, 2024, unless otherwise specified.

PRINCIPAL SHAREHOLDERS

The following table presents as of May 28, 2024 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the SEC, by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings. The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

SHAREHOLDER	ORDINARY SHARES NUMBER	BENEFICIALLY OWNED (1) PERCENTAGE
Israel Corporation Ltd. (2)	567,012,091	43.98%
Migdal Insurance & Financial Holdings Ltd. (3)	78,690,320	6.10%
Harel Insurance Investments & Financial Services Ltd. (4)	70,590,979	5.47%
Altshuler Shaham Ltd. (5)	64,691,143	5.01%
The Phoenix Holdings Ltd. (6)	64,690,757	5.01%

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1. The percentages shown are based on 1,289,881,389 Ordinary Shares issued and outstanding as of May 28, 2024 (after excluding shares held byus or our subsidiaries). 2. Israel Corp. is a public company listed for trading on the TASE. Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law, 1968 (the “Israeli Securities Law”) (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director ofMillenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2023, Millenium held approximately 44.71% of the issued share capital (and 45.14% of the voting rights) in Israel Corp., which held as of December 31, 2023 approximately 43.98% of the voting rights and approximately 43.15% of the issued share capital of the Company. To the best of Israel Corp.’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 84.73% and 15.27% holdings in its issued share capital, respectively. Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”) which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Oferis the beneficiary. XT Investments is wholly owned by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Corp.’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd. ("Lynav"), which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. As of December 31, 2023, Lynav also held directly 1.26% of the issued share capital (and 1.27% of the voting rights) of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.75% of the issued share capital and voting rights of Israel Corp. Furthermore, Mr. Idan Ofer held directly approximately 3.93% of the issued share capital (and approximately 3.97% of the voting rights) of Israel Corp.as of December 31, 2023. 3. Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on January 31, 2024. According to the Schedule 13G, of the 78,690,320 Ordinary Shares reported as beneficially owned by Migdal (i) 78,690,320 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,229,615 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account). 4. Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”), with the SEC on January 30, 2024. According to the Schedule 13G/A, of the 70,590,979 Ordinary Shares reported as beneficially owned by Harel (i) 67,917,056 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,962,970 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 710,953 Ordinary Shares are beneficially held for its own account. 5. Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. (“Altshuler”), with the SEC on January 17, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler, (ii) 3,378,702 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham. Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment managementcapacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lack authority with respect to the voting of all of such Ordinary Shares. 6. Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by The Phoenix Holdings Ltd. (“Phoenix”), with the SEC on December 28, 2023. According to the Schedule 13G/A, the 64,690,757 Ordinary Shares reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/ or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. 19 18/40

2. BUSINESS OF THE MEETING 20 19/40

PROPOSAL 1 / RE-ELECTION OF DIRECTORS Ten directors are standing for re-election to the board of directors for a one-year term ending at the next annual meeting of shareholders of the Company. Shareholders can vote for, or against, or withhold their vote from, each individual nominee. Each of the director nominees has confirmed that he or she complies with all requirements of a director under the Israeli Companies Law, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs. If elected at the Meeting, non-executive directors (including our external directors, within the meaning of the Israeli Companies Law) will be compensated in accordance with the regulations promulgated under the Israeli Companies Law governing the compensation of external directors (the “Compensation Regulations”). In addition, if elected at the Meeting, the director nominees will continue to benefit from the indemnification, insurance and exemption agreements that we previously issued to them, as may be amended at the Meeting (see Proposal 4), and from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. See “Section Three – Corporate Governance” for additional information. Our Board of Directors recommends a vote FOR the re-election of each of the director nominees named in this proxy statement PROPOSAL 2 / RE-ELECTION OF EXTERNAL DIRECTOR Dr. Miriam Haran was appointed to serve as external director (within the meaning of Israeli law) for an initial three-year term on July 14, 2021. Accordingly, Dr. Miriam Haran is standing for re-election at the Meeting to serve as an external director for a second three-year term. If elected at the Meeting, Dr. Haran will continue to serve as the chair of our HR & Compensation Committee and of our Climate, Sustainability & Community Relations Committee. Dr. Haran has confirmed that she complies with all requirements of an external director under the Israeli Companies Law, possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill her duties as an external director. ICL's Board of Directors determined that Dr. Haran is an independent director under the rules of the NYSE. In addition, the Board of Directors has determined that Dr. Haran qualifies as an “expert external director”, as defined in regulations promulgated under the Israeli Companies Law. If elected at the Meeting, Dr. Haran will be compensated according to the fixed annual and per meeting fees payable to an expert external director under the Compensation Regulations. In addition, if elected, Dr. Haran will continue to benefit from the indemnification, insurance and exemption agreement that we previously issued to her, as may be amended at the Meeting (seeProposal 4), and from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also coversand/or reimburses its directors, including external directors, for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. See “Section Three – Corporate Governance” for additional information. Our Board of Directors recommends a vote FOR the re-election of Dr.Haran to serve as an external director for a second three-year term. 23 20/40

PROPOSAL 3 / AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION, TO ALLOW FOR INDEMNIFICATION AND INSURANCE IN CONNECTION WITH PROCEEDINGS UNDER THE ISRAELI COMPETITION LAW Under the Israeli Companies Law, the Israeli Securities Law and the Israeli Competition Law, an Israeli company may exculpate, indemnify and insure its directors and officers against certain liabilities and expenses incurred for acts performed by them as directors and officers of the company, subject to certain limitations, and in each case provided that a provision authorizing such exculpation, indemnification and insurance is contained in its articles of association. Our current Articles of Association allow us to exculpate, indemnify and insure our office holders (as defined in he Israeli Companies Law) for liabilities and expenses imposed on them as a consequence of an act which was performed by virtue of being an office holder of the Company (within the meaning of the Israeli Companies Law), to the fullest extent permitted by the Israeli Companies Law and the Israeli Securities Law; however, they do not currently allow for indemnification and insurance of directors and officers in accordance with the Israeli Competition Law. Under the Israeli Competition Law, a company may indemnify or insure an officer or director for reasonable expenses (including legal fees) incurred as a result of a proceeding instituted against such officer or director under the Israeli Competition Law. We therefore propose to amend our Articles of Association in order to expand the indemnification, exemption and insurance provisions to allow us to indemnify and insure our directors and officers to the fullest extent permitted by the Israeli Competition Law. The full text of the proposed amendments to the Articles of Association is annotated on the Articles of Association attached hereto as Annex “A”. The summary above is qualified in its entirety by reference to the full text of the annotated Articles of Association attached hereto as Annex “A”. Our Board of Directors recommends a vote FOR the approvalof the amendment of the Company’s Articles of Association PROPOSAL 4 / AMENDMENT OF THE EXEMPTION, INSURANCE AND INDEMNIFICATION UNDERTAKING LETTER ISSUED BY THE COMPANY TOITS DIRECTORS AND OFFICERS, TO ALLOW FOR INDEMNIFICATION AND INSURANCE IN CONNECTION WITH PROCEEDINGS UNDER THE ISRAELI COMPETITION LAW Subject to shareholder approval at the Meeting of the proposed amendments to the Articles of Association (see Proposal 3), we further propose to amend the exemption, insurance and indemnification undertaking letter (the “Indemnification Undertaking”) issued by the Company to each of its directors and officers to allow the Company to indemnify its directors and officers for expenses, including reasonable litigation expenses and legal fees, incurred by the director or officer in his/her capacity as an officer holder of the Company as a result of proceedings conducted under the Competition Law. If the shareholders shall not approve the proposed amendments to the Articles of Association (under Proposal 3) and/or the Indemnification Undertaking (under this Proposal 4), the existing Indemnification Undertakings issued by the Company to its directors and officers shall remain in full force and effect. The full text of the proposed amendments to the Indemnification Undertaking is annotated on the Indemnification Undertaking attached hereto as Annex “B”. The summary above is qualified in its entirety by reference to the full text of the annotated Indemnification Undertaking attached here to as Annex “B”. Our Board of Directors recommends a vote FOR the approval of the amendment to the exemption, insurance and indemnification undertaking letter issuedby the Company to each of its directors and officers. 24 21/40

SECTION TWO / BUSINESS OF THE MEETING

PROPOSAL 5 / RE-APPOINTMENT OF AUDITOR

Pursuant to the approval and recommendation of our Audit and Accounting Committee and Board of Directors, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a Member Firm of KPMG International ("KPMG"), independent certified public accountants in Israel, as our independent auditor until the next annual general meeting of the shareholders of the Company.

Our Board of Directors recommends a vote FOR the re-appointment of Somekh Chaikin, a Member Firm of KPMG International, as the independent auditors of the Company until the Company's next annual general meeting of shareholders.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that its independence is not compromised by other services. All audit and permitted non-audit services provided by our external auditor are pre-approved by our Audit and Accounting Committee. All services performed by our auditor in 2023 complied with our Pre-Approval for Audit and Non-Audit Services Policy and professional standards and securities regulations governing auditor independence.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

The following table sets out the following fees for professional services billed by KPMG for services rendered in each of the respective years:

CATEGORY	2023	2022
	US$ THOUSANDS	
Audit Fees(1)	3,963	4,468
Audit-Related Fees(2)	30	377
Tax Fees(3)	1,262	822
Total	5,255	5,667

1. Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.

2. Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2023 and 2022, that are reasonably related to the performance of the audit and are not reported under audit fees.

3. Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2023 and 2022, for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023, which are included in the 2023 Annual Report, will be presented. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under "Investors—Reports—Financial Reports". Shareholders may request to receive paper copies at no charge by submitting a request in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attention: Corporate Secretary

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2024 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law and regulations thereunder. Any such shareholder(s) may presentproposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: ICL Corporate Secretary, no later than June 6, 2024.

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OTHER BUSINESS Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of theBoard of Directors. 26 23/40

3. CORPORATE GOVERNANCE 24/40

SECTION THREE / CORPORATE GOVERNANCE

RISK MANAGEMENT

At ICL, enterprise risk management ("ERM") is deeply ingrained within our corporate culture, serving as a foundational framework essential for anticipating and effectively navigating uncertainties, risks, and opportunities. Recognizing the inherent presence of risk across all aspects of our operations, we prioritize robust risk management as a cornerstone of sound corporate governance. A well-executed risk management strategy not only helps us achieve our objectives but also enhances our decision-making processes, ensures compliance with regulatory requirements and internal policies, and provides assuranceregarding the effectiveness of our control.

Our risk governance structure, and the defined roles and responsibilities for key functions, is based on the "3 lines of defense" model. Our Board of Directors and respective committees, are highly committed to ensuring that risk management is implemented across ICL, overseeing the effectiveness of our risk framework. Their oversight includes monitoring pivotal corporate risks, aligned with our risk appetite, ensuring they align with our strategic objectives and values and monitoring their mitigation plans. Under the guidance of our CEO, our dedicated Global Executive Committee (GEC) takes direct ownership and is responsible for the direct oversight of enterprise risk management, ensuring that ICL's risk management framework is implemented, risk management responsibilities are delegated, and that risk management is integrated into all business activities. Furthermore, the GEC periodically reviews and approves ICL's corporate risk register reports and updates of risks and mitigation plans, and emerging risks.

In 2023, ICL appointed a dedicated EVP as Chief Risk Officer. Together with the Global Risk Director, they serve as a second line of defense, comprising a professional global function. Furthermore, each division has a dedicated Risk Leader promoting all risk activities within divisions, in accordance with ERM routines.

Our governance structure is designed to effectively cascade our ERM process throughout our entire organization, combining top-down and bottom-up approaches. This ensures that all units, regardless of their geography and size, deploy the same process, utilizing identical taxonomy and assessment criteria. This approach enables us to maintain a holistic view of the entire ICL risk profile. Our global policy that outlines our ERM vision, commitment, risk governance, risk appetite, routines, and processes, which are reviewed annually.

EXECUTIVE COMPENSATION

DIRECTORS COMPENSATION

The approval of our director's compensation is governed by Israeli law. Under the Israeli Companies Law, compensation of directors generally requires the approval of the Company's HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, the approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company's compensation policy, except in special circumstances and subject to certain conditions, in whichcase the shareholder approval must be by a special majority.

NON-EXECUTIVE DIRECTORS

Each of our non-executive directors (including our external directors, within the meaning of the Israeli Companies Law) are compensated in accordance with the Compensation Regulations. The Compensation Regulations set minimum and maximumamounts of cash compensation (an annual fee and per meeting fees), depending on the Company's shareholders' equity.
Generally, shareholder approval is not required for director compensation payable in cash (annual and per meeting fees) up to the maximum amounts set forth in the Compensation Regulations.

CASH COMPENSATION AND FEES

The per meeting fees vary in accordance with the qualification of the non-executive directors, depending on whether the director is qualified as an "Expert Director" under the Compensation Regulations. The fees are currently as follows:

	EXPERT DIRECTORS	NON-EXPERT DIRECTOR
	US$	
Fixed Annual Fee	approximately 44,000	
Per Meeting Fee	approximately 1,672	approximately 1,254

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board members also benefit from directors' and officers' liability insurance and indemnification and exemption arrangements entered into withthem. For further information, see "Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance andIndemnification" in the 2023 Annual Report.

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SECTION THREE / CORPORATE GOVERNANCE

2023 SUMMARY OF DIRECTORS COMPENSATION

The aggregate compensation paid by us to our non-executive directors for the year ended December 31, 2023, was approximately $840,000. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

The following table sets out the approximate compensation earned by each individual who served as a non-executive director during the year ended December 31, 2023 (amounts exclude VAT):

NON-EXECUTIVE DIRECTOR	FIXED ANNUAL FEE	AGGREGATE PER MEETING FEES	OTHER[1]	TOTAL
		US$		
Aviad Kaufman	43,509	37,120	—	80,628
Avisar Paz	43,509	34,110	—	77,619
Dafna Gruber	43,509	45,146	—	88,654
Gadi Lesin	43,509	44,142	—	87,651
Lior Reitblatt	43,509	46,149	—	89,658
Michal Silverberg	43,509	28,091	4,523	76,122
Dr. Miriam Haran	43,509	55,178	—	98,687
Ovadia Eli [2]	11,735	7,775	—	19,510
Reem Aminoach	43,509	22,071	—	65,580
Sagi Kabla [3]	43,509	46,818	—	90,326
Tzipi Ozer-Armon	43,509	21,402	—	64,911

1. Includes business travel and expenses.

2. Mr. Eli concluded his tenure as an ICL director on May 10, 2023.

3. Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be assigned and paid directly to Israel Corp. For additional details see "NON-EXECUTIVE DIRECTORS" above.

EXECUTIVE CHAIRMAN OF THE BOARD'S COMPENSATION

Mr. Doppelt's compensation terms as our Executive Chairman of the Board were approved by the Company's HR & Compensation Committee and Board of Directors on January 31, 2022 and February 8, 2022, respectively, and by our shareholders at the Annual General Meeting held on March 30, 2022. Mr. Doppelt's compensation terms are in effect for three years from July 1, 2022, and his compensation terms are as follows:

COMPENSATION ITEM	EMPLOYMENT TERMS
Annual Cost	Annual fixed cost of employment of NIS 1,800,000 (approximately $489,000)
Short-Term Incentive	Entitlement to an annual cash bonus, calculated according to the short-term incentive ("STI") formula set forth in the Company's Compensation Policy. Target STI- NIS 1,200,000 (approximately $331,000). Maximum STI - NIS 1,200,000 (approximately $331,000). For details regarding Mr. Doppelt's STI formula as well as for the 2023 STI payout, see below "Short-Term Incentive – The Annual Bonus Component"
Termination Arrangement	Six-month adjustment period and six-month advance notice period

GRANT FOR YEAR	GRANT DATE	TYPE OF EQUITY[1]	DATES OF GOVERNANCE BODIES' APPROVALS	GRANT VALUE (ILS)	AMOUNT OF OPTIONS	EXPIRATION DATE
2022-2024	March 30, 2022	Options	HR & Comp. Committee 31.1.22 & 6.2.22 Board 8.2.22 Shareholders (Annual GM) 30.3.22	9 million (3 million per annum)	1,055,100	March 30, 2027

VESTING SCHEDULE

The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (other than in the event of termination for cause).

1. The Equity awards were granted pursuant to the Company's Equity Compensation Plan (2014), as amended in June 2016.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, and the acceleration of equity awards upon termination of director service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors' relationship with us.

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SECTION THREE / CORPORATE GOVERNANCE

SENIOR MANAGEMENT COMPENSATION

OUR COMPENSATION PHILOSOPHY

The design and philosophy of our executive compensation program closely links financial performance and strategy execution resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range ofcapabilities. An emphasis on long-term incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders' interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments.

ESG performance targets are regularly included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity's greatest sustainability challenges. Accordingly, for 2023, our HR & Compensation Committee and Board of Directors set annual key performance indicators ("KPIs") for our executive management, that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas ("GHG") emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in "Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)" of the 2023 Annual Report), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity andgender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more.

The aggregate compensation amount incurred by us with respect to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2023, was approximately $12 million for the year 2023. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

In 2023, the Company adopted a Compensation Recoupment Policy as required under, and in accordance with, the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE Listed Company Manual. Effective as of October 2, 2023, this policy requires us to reasonably promptly recover incentive-based compensation received by executive officers in the event of certain restatements of the Company's financial statements due to material noncompliance with any financial reporting requirement under U.S. federal securities laws. The amount to be recovered under this policy is calculated (on a pre-tax basis) based on the excess of the amount received by the executive officer over the amount that would have been received had the amount been calculated based on the restated financial statements. A copy of this policy is attached as Exhibit 4.7 to the 2023 Annual Report.

The following table and accompanying notes describe the compensation incurred for the year 2023 with respect to the five highest earning senior officers of ICL for such period, as provided in the 2023 Annual Report.

DETAILS OF THE RECIPIENT			PAYMENTS FOR SERVICES				
NAME	POSITION	SCOPE OF POSITION	BASE SALARY	COMPENSATION (1)	BONUS (STI) (2)	EQUITY BASED COMPENSATION (LTI) (3)	TOTAL
			US$ THOUSANDS				
Raviv Zoller	President & Chief Executive Officer	100%	805	1,157	668	1,852	3,677
Yoav Doppelt	Executive Chairman of the Board	Invests significant portion of his time	411	491	219	1,007	1,717
Elad Aharonson	President, Growing Solutions Division	100%	402	566	233	561	1,350
Aviram Lahav	Chief Financial Officer	100%	383	550	237	446	1,233
Lilach Geva-Harel	EVP, Chief Legal and Sustainability Officer	100%	263	405	176	369	950

1. The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is inaccordance with the Company's Compensation Policy.
2. The annual bonuses (STI awards) to officer holders for 2023, including the top-five earners in 2023, were approved by our HR & Compensation Committee and Boardof Directors on February 11, 2024 and February 13, 2024, respectively.
3. The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company's statement of income over the vesting period of each part of the grant. The amounts reported in this column represent the expense recorded in the Company's financial statements for the year ended December 31, 2023 (the "Audited Financial Statements") included in the 2023 Annual Report, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our Audited Financial Statements.

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SECTION THREE / CORPORATE GOVERNANCE

Five highest earning senior officers' employment terms summary, according to their employment agreements:

#FN	SENIOR OFFICER	EMPLOYMENT TERMS
1.	**Raviv Zoller**	On April 18, 2023 and April 20, 2023, our HR & Compensation Committee and Board of Directors, respectively, approvedan immaterial amendment to Mr. Zoller's compensation terms, as included in his employment agreement from July, 2018 (and amended in July 2019) ("Mr. Zoller's Employment Agreement"), exercising their authority as granted under Section 272(d) of the Israeli Companies Law, which permits a non-material amendment to an existing transaction solely with the approval of the Compensation Committee (the "Immaterial Amendment") inasmuch that the amendment complies with the Company's Compensation Policy. The Immaterial Amendment resulted in an increase of approximately 9.2% in Mr. Zoller's overall compensation terms, as of December 31, 2023, are as follows: Base salary: - Annual base salary of ~NIS 3.1 million (approximately $841,000), or - Monthly base salary of ~NIS 258,000 (approximately $70,000). STI – Annual Bonus: Mr. Zoller's STI target is ~NIS 3.4 million (approximately $937,000), as of December 31, 2023. Mr. Zoller's maximum STI is ~NIS 4.4 million (approximately $1.2 million). For information regarding Mr. Zoller's STIformula, performance and payout in 2023, see below "Short-Term Incentive - The Annual Bonus Component". LTI – Equity: There was no change to Mr. Zoller's LTI component under the Immaterial Amendment. Mr. Zoller is entitled to an annual LTI (equity) grant of NIS 5.3 million (approximately $1.5 million), or any other amount per vesting annum, as determined and approved by the Company's authorized governance bodies, including by the Company's shareholders. On February 6, 2022, February 8, 2022, and March 30, 2022, our HR & Compensation Committee, Board of Directors and shareholders, respectively, approved a three-year LTI award to Mr. Raviv Zoller, for the years 2022- 2024, in the form of non-marketable options, with value of NIS 5.5 million (approximately $1.5 million) per vesting annum. For details regarding Mr. Zoller's equity-based compensation grants, see Note 19 to our Audited Financial Statements; Termination arrangements: there was no change to Mr. Zoller's termination terms under the ImmaterialAmendment, which remain as follows: - 12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation; - Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL's President & CEO. In accordance with Mr. Zoller's Employment Agreement, all compensation items per Mr. Zoller's Employment Agreement, are indexed to the Israeli Consumer Price Index (CPI). The Immaterial Amendment complies with all of the Company's Compensation Policy requirements. All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, Company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company's office holders.
2.	**Yoav Doppelt**	For details regarding Mr. Doppelt's compensation terms as our Executive Chairman of the Board, see above 'Executive Chairman of the Board's Compensation', as well as the Short-Term Incentive (Annual Bonus) Component section below.
3.	**Elad Aharonson**	Monthly base salary: ~NIS 125,000 (approximately $34,000), as of December 31, 2023. Mr. Aharonson's base salary may be updated twice a year according to the rise in the CPI in the months that have passed since the previous update. 2023 STI: Mr. Aharonson's target STI is 75% of his annual base salary. For details regarding Mr. Aharonson's STI performance and payout in 2023, see below "Short-Term Incentive Annual Bonus Component". LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson's LTI in the Company's 2023 Financial Statements. Termination arrangements: Advance notice period of 6 months. All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company's office holders.

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SECTION THREE / CORPORATE GOVERNANCE

#FN	SENIOR OFFICER	EMPLOYMENT TERMS
4.	**Aviram Lahav**	On February 14 and 16, 2023, our HR and Compensation Committee and Board of Directors, respectively, approved a change to Mr. Lahav's compensation mix, such that as of March 2023, Mr. Lahav's compensation terms are as follows: Monthly base salary: ~NIS 122,000 (approximately $33,000), as of December 31, 2023. Mr. Lahav's base salary may be updated twice a year according to the rise in the CPI in the months that have passed since the previous update. 2023 STI: Mr. Lahav's target STI is 75% of his annual base salary. For details regarding Mr. Lahav's STI performance and payout in 2023, see below "Short-Term Incentive Annual Bonus Component". LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav's LTI in the Audited Financial Statements. Termination arrangements: advance notice period of 6 months. All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company's office holders.
5.	**Lilach Geva-Harel**	Monthly base salary: ~NIS 82,000 (approximately $22,000), as of December 31, 2023. Mrs. Geva Harel's base salary may be updated twice a year according to the rise in the CPI in the months that have passed since the previous update. 2023 STI: Mrs. Geva Harel's target STI is 75% of her annual base salary. For details regarding Mrs. Geva Harel's STI performance and payout in 2023, see below "Short-Term Incentive Annual Bonus Component". LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mrs. Geva Harel's LTI in the Audited Financial Statements. Termination arrangements: Advance notice period of 6 months. All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, gross up, as well as the exemption, insurance and indemnification arrangements applying to the Company's office holders.

SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT

Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer's annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets.

The Annual Incentive Plan for 2023 continued to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. The incentive targets continue to be set as a percentage of salary for most executives, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

ESG performance targets are included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity's greatest sustainability challenges, including: health & safetyperformance (IR improvement targets), environmental performance (water savings, waste reduction and GHG emissions reduction targets, aimed to eventually achieve science-based targets (SBTi)), suppliers sustainability performance (relatedto TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On February 11, 2024 and February 13, 2024, our HR & Compensation Committee and Board of Directors, respectively, approved the annual short-term incentive awards to our office holders for 2023, including the top-five earners in 2023 among ICL's senior officers, in accordance with the Company's Compensation Policy, and according to the criteria set forth above.

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SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets. The Annual Incentive Plan for 2023 continued to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. The incentive targets continue to be set as a percentage of salary for most executives, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals. ESG performance targets are included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction and GHG emissions reduction targets, aimed to eventually achieve science-based targets (SBTi)), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On February 11, 2024 and February 13, 2024, our HR & Compensation Committee and Board of Directors, respectively, approved the annual short-term incentive awards to our office holders for 2023, including the top-five earners in 2023 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and according to the criteria set forth above. EXECUTIVE CHAIRMAN OF THE BOARD (CoB) STI FORMULA,AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY > The STI Target for the CoB represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The STI Target for the CoB shall not exceed 120% of the CoB's annual base salary. > STI Threshold: If either ICL’s adjusted operating income and/or adjusted net income actual performance, as adjusted according to the pre-defined profit adjustments list that is listed in the Compensation Policy (the “Predefined List”), will not meet the threshold performance level (60% of budget), there will be no payout under the CoB STI plan at all. > 30% of the CoB's STI Target will be measured against the performance level of ICL EBITDA; 30% against the performance level of ICL Operating Income; 20% against the performance level of ICL Net Income, and 20% against the performance level of ICL’s Revenues. These goals will be taken from ICL’s budget for the relevant fiscal year, and each will be measured as adjusted according to the rating scale set forth in the Company's Compensation Policy. Such financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List. > Mr. Doppelt’s STI Target, which is also his maximum STI payout in any given year, is NIS 1.2 million (approximately $331,000). > The maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB's STI Target and $1 million. For details regarding Mr. Doppelt’s STI payout in 2023, see the five-highest earners STI payout in 2023 section below. THE CEO’s STI FORMULA, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY > The target STI (“STI Target”) for the CEO represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The STI Target for the CEO shall not exceed 120% of the CEO’s annual base salary. > STI Threshold: If either ICL adjusted operating income and/or adjusted net income actual performance, as adjusted according to the predefined profit adjustments listed in the Compensation Policy (the “Predefined List”), will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals. > 80% of the CEO's STI Target will be measured against the performance level of annual measurable financial and measurable nonfinancial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy, and including ESG targets, as detailed above. > Out of the 80% STI Target, at least 60% of the STI Target will be measured against financial goals that will be included in the annual budget. The other 20% (or less) of the STI Target will be measured against other measurable non-financial goals. The achievement levelof each goal, whether measurable financial goals or measurable non-financial goals, will be measured independently of other goals, according to the rating scale set forth in the Compensation Policy, and then translated to payout factors. The measurable financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List. > The remaining 20% of the CEO's STI Target will be measured based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of three base monthly salaries or 25% of total actual STI payout. > The maximum STI payout for the CEO pursuant to the Company's Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's STI Target for such year and $1.5 million. > Mr. Zoller’s STI Target after adjustment of linkage to the CPI as per Mr. Zoller’s employment agreement, is NIS 3.4 million (approximately $937,000), as of December 2023 and his maximum STI payout is NIS 4.4 million (approximately $1.2 million). For details regarding Mr. Zoller’s STI payout in 2023, see the five-highest earners STI payout in 2023 section below. 32 30/40

SECTION THREE / CORPORATE GOVERNANCE

EXECUTIVE OFFICERS STI REQUIREMENTS, AS SET FORTH IN THE COMPANY'S COMPENSATION POLICY

With respect to our Executive Officers, other than our CEO and CoB, the Company's Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation. The HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout for such Executive Officers will be granted, in whole or in part, accordingto a qualitative evaluation of non - measurable items, subject to the maximum STI payout set forth in the Compensation Policy and described below.

The maximum STI payout for an Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year,the lower of 225% of the Executive Officer's STI Target for such year and $1,000,000.
For details regarding the highest earners Executive Officers STI payout in 2023, see below.

FIVE-HIGHEST EARNERS STI PAYOUT IN 2023 ($US THOUSANDS) *

EXECUTIVE OFFICE	ANNUAL BASE (1)	STI TARGET %	STI TARGET	OVER ALL SCORE OF % TARGET (2)	2023 STI PAYOUT
Raviv Zoller	840	NA (3)	940	71.5%	670
Yoav Doppelt	410	NA (4)	330	66.2%	220
Elad Aharonson	410	75%	300	71.9%	220
Aviram Lahav	410	75%	300	78.2%	240
Lilach Geva-Harel	270	75%	190	87.2%	180

* Figures are translated to $US currency and rounded to the nearest thousand which may cause immaterial calculation differences.

1. The Annual Base amounts are as of December 31, 2023.
2. The adjustments to the Company's annual net and operating income, as specified in "Item 3 – Key Information – A. Selected Financial Data" of the 2023 Annual Report, for purposes of calculating the STI Threshold (as defined above) and for purposes of calculating the measurable financials goals for the CEO and the CoB, adhere to the Predefined List outlined in the Company's Compensation Policy, excluding the adjustment pertaining to charges related to the security situation in Israel, which was not adjusted for the above purposes. Consequently, the adjusted net and operating income for the above STI purposes is lower than the adjusted net and operating income, as reported. For all executive officers, other than Mr. Zoller (see footnote #3 below) and Mr. Doppelt who has a different formula as set forth above, this column represents the weighted % score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation.
3. Mr. Zoller's STI Target was determined in Mr. Zoller's Employment Agreement as a dollar amount only (linked to the CPI).
4. Mr. Doppelt's STI Target (being also his maximum STI potential) per his employment agreement is set as a dollar amount only of NIS 1.2 million (approximately $331,000).

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4. BOARD OF DIRECTORS 32/40

KEY INFORMATION ABOUT OUR BOARD According to our Articles of Association, we must have no less than seven and no more than 20 directors serving on our Board of Directors. Our Board of Directors is currently comprised of twelve directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law. At the Meeting, all of our currently serving directors who are not external directors are standing for election, namely Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo, each to hold office until the close of the next annual general meeting of shareholders and until each of their successors is duly appointed and qualified, unless any office is earlier vacated due to their earlier resignation or removal. All such director nominees were elected to serve as directors at our annual general meeting of shareholders held in 2023, other than Mr. Shalom Shlomo who was appointed to serve as a director by our Board of Directors in January 2024. Additionally, one of our external directors, Dr. Miriam Haran, is standing for re-election at the Meeting for a second three-year term. Our other external director, Ms. Dafna Gruber, will continue to serve in accordance with her three-year term until January 27, 2025. Following the Meeting, our Board of Directors will be comprised of twelve directors, including two external directorselected pursuant to the requirements of the Israeli Companies Law. `` 35 33/40

ICL
SECTION FOUR / BOARD OF DIRECTORS



BOARD OF DIRECTORS BIOGRAPHY



Yoav Doppelt, 55

Director Since: December 2018 Executive Chairman Since: July 2019

Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group's private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as a director of AKVA Group ASA and previously served as Chairman of OPC Energy Ltd. (TASE: OPC), and as a director of Zim Integrated Shipping Services Ltd. and of Melisron Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.



Aviad Kaufman

Director Since: March 2014

Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of Israel Corp., and a board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA degree in Accounting and Economics from the Hebrew University of Jerusalem (with distinction), and an MBA degree in Finance from Tel Aviv University.



Avisar Paz, 67

Director Since: April 2001

Mr. Paz served as the Chairman of the Board of Directors of OPC Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corp. and prior to that, as the Chief Financial Officer of Israel Corp. Mr. Paz received a BA degree in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel (CPA).



Dafna Gruber, 58

Director Since: January 2022
Independent: external director under the Israeli Companies Law and independent under the NYSE rules

Ms. Gruber currently serves as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim, Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director of Cellbrite Ltd. and served as an external director in various companies, most recently in Nova Measuring Instruments Ltd. until 2023. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.



Gadi Lesin, 57

Director Since: March 2021
Independent: independent under the Israeli Companies Law and the NYSE rules

Mr. Lesin served as President and CEO of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently serves as a director in ORIAN SH.M. Ltd. and as an external director in Electra Consumer Products, both companies listed on the TASE. Mr. Lesin is the founder of and serves as a director of Wonder Veggies Ltd. Mr. Lesin holds a BA degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University.

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Lior Reitblatt, 66 Director Since: November 2017 Independent: independent under the Israeli Companies Law and the NYSE rules Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other positions, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley. Michal Silverberg, 47 Director Since: July 2022 Independent: independent under NYSE rules and meets all qualifications under the Israeli Companies Law for Independent Director but was not formally classified as one Ms. Silverberg has served as a Managing Director at the Novartis Venture Fund (“NVF”) since 2017. Prior to joining NVF and from 2014, Ms. Silverberg served as a Senior Partner at Takeda Ventures and, prior to that and from 2007,Ms. Silverberg worked at Novo Nordisk in roles of increasing responsibility, including as Senior Director Business Development and New Product Commercialization, serving as a member of the BioPharm leadership team. Since 1998, Ms. Silverberg has held positions in various sectors of the life science industry, including in the Office of the Chief Scientist of Israel (the incubator program), venture capital (Ofer Brothers Hi Tech investing group) and global pharmaceutical and biotech companies, including various positions at MGVS Ltd., an Israeli biotech company, and at OSI Pharmaceuticals, Inc. in a business development role. Ms. Silverberg currently serves as a director in several private companies. Ms. Silverberg holds a B.A. degree in Economics and Business management from Haifa University, Israel, an M.B.A. degree from Tel Aviv University, Israel, and a MA degree in Biotechnology from Columbia University, New York. Dr. Miriam Haran, 74 Director Since: July 2021 Independent: external director under the Israeli Companies Law and independent under the NYSE rules Dr. Haran has been involved in environmental management and safety issues for over forty years in various key positions. Dr. Haran is currently serving as chair of Israel Resource Efficiency Center – a knowledge and consulting center for reducing the environmental impact of industry by streamlining raw materials, energy, water, etc. Dr. Haran serves as chair of the Weitz Center for Sustainable Development and a board member of M.A.I – a major Israelirecycling company of electrical and electronic waste as well as the Chair of the public environmental committee at Maala. Dr. Haran previously served as Director General, Deputy Director General and Chief Scientist of Israel’s Ministry of Environmental Protection, as well as the Head of Ono Academic College’s MBA Program in Environmental Management. Dr. Haran has served in numerous scientific, corporate, and public organizations. Dr. Haran served as Chair of the Israel Consumer Council, Environmental Consultant, Board Member of The Environmental Services Company Ltd. (ESC), Board Member of BGN Technologies Ltd., and Member of the General Assembly of the Jerusalem Institute for Israel Studies. Dr. Haran was Senior Researcher at A.Y. Laboratories, Researcher at Unikoor Biotechnology, Researcher and Senior Lecturer at the Hebrew University, and Researcher at Rutgers University in Newark, New Jersey. Dr. Haran served as an external director of ICL between 2010-2018. Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University. Reem Aminoach, 62 Director Since: March 2017 Independent: independent under NYSE rules and meets all qualifications under the Israeli Companies Law for Independent Director but was not formally classified as one Mr. Aminoach serves as the chair of the accountants’ internship committee of the Israel Defense Forces (“IDF”). Mr. Aminoach served, until recently, as a director of Israel Aerospace Industries Ltd., in which he was the chair of the audit committee, the finance committee, and the risk management committee. Additionally, Mr. Aminoach was the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp.group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration from Tel Aviv University. `` 35/40 37

Sagi Kabla, 47 Director Since: February 2016 Mr. Kabla has served as the Chief Financial Officer of Israel Corp. since December 2015. Mr. Kabla previously served as director of Oil Refineries Ltd and as Senior Executive of Business Development, Strategy and IR at Israel Corp. Prior tojoining Israel Corp., Mr. Kabla held various management roles at KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree in Finance from COMAS and a B.A. degree in Economics and Accounting from Bar-Ilan University and he is qualified as a certified public accountant (Israel). Tzipi Ozer Armon, 58 Director Since: January 2020 Independent: independent under the Israeli Companies Law and the NYSE rules Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, Ms. OzerArmon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice Presidentof Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., SimilarWeb Ltd. and Check Point Ltd. andpreviously served as a director at IACC and Itamar Medical Ltd. Ms. Ozer-Armon holds a BA degree, magna cum laude,in Economics, and an MBA degree in Finance and Marketing from Tel Aviv University, and she is an AMP graduate ofthe Harvard Business School. Shalom Shlomo, 46 Director Since: January 2024 Mr. Shlomo has over twenty years of experience in various leading positions in the public and private sectors. Mr. Shlomo serves as the chairman of the Haim Avshalom Institute, since May 2023, and as a director of Ashdod RefineryLtd., an Israeli public company, since August 2023. As part of his positions in the private sector, Mr. Shlomo provided consulting services to Israeli energy, infrastructure and telecommunications companies, among others. In addition, Mr. Shlomo served in various senior positions in the public sector, including as the Israeli Cabinet Secretary fromJune 2021 until January 2023. Mr. Shlomo holds an LLB degree in law from the Israeli Academic Center for Law andBusiness. `` 36/40 38

EXTERNAL DIRECTORS As a public Israeli company, we are required by the Israeli Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or "independent director" under the Israeli Companies Law and the definition of an “independent director” under the New York Stock Exchange (“NYSE”) rules are very similar, and thus, we would generally expecta director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and U.S. law arenot identical, it is possible for a director to qualify as one but not necessarily as the other. An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Dafna Gruber and Dr. Miriam Haran, have financial and accounting expertise as defined in such regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Compensation Regulations promulgated under the Israeli Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term of office and for two years thereafter. Under the Israeli Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that either of the following conditions is met: (i) such majority includes a majority of the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), excluding abstentions, or (ii) the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election opposing the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) did not exceed 2% of our aggregate voting rights. Generally, external directors may serve for up to three terms of three years each, and as a company whose shares are traded on the NYSE, our Audit and Accounting Committee and Board of Directors may nominate external directors for additional three-year terms under certain circumstances for election by the shareholders by thesame majority required for election of an external director as described above. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, an external director may be nominated for reelection for up to two additional three year terms, by (a) one or more shareholders holding at least 1% of our voting rights (provided the external director is not an "affiliated or competing shareholder", or a relative of such a shareholder, at the time of the appointment, and is not "affiliated" with such a shareholder at the time of the appointment or within the two years preceding the date of appointment, as such terms are defined in the Israeli Companies Law), and in such circumstances, the reelection of the external director requires the approval of our shareholders by a majority of the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder and excluding abstentions) and the votes cast by such shareholders approving the reelection must exceed 2% of our aggregate voting rights; and (b) the external director him or herself, in which case the election by the shareholders is by the same majority required for the initial election of an external director, as described above. The term of office of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his or her duty of trust to the Company. Under the Israeli Companies Law, each committee of the Board of Directors that exercises power of the Board of Directors must include at least one external director and all external directors must be members of the Company’s Audit Committee and Compensation Committee. We have two external directors: Dr. Miriam Haran, whose first three-year term commenced on July 2021 and is standing for reelection at the Meeting for an additional three year term, and Ms. Dafna Gruber, whose first three-year term commenced on January 2022. BOARD EFFECTIVENESS REVIEW Our Board of Directors is committed to continuous improvement and recognizes the fundamental role a robust Board of Directors and committee evaluation process play in ensuring that our Board of Directors maintains optimal composition and functions effectively. In the annual self-evaluation process, the members of the Board of Directors conduct a confidential assessment of the performance, risk oversight and composition of the Board and its committees, as relevant. As part of the evaluation process, the Board of Directors reviews the effectiveness and overall composition of the Board of Directors, including director tenure, board leadership structure, diversity and skill sets, the quality and scope of the materials distributed in advance of meetings and the board's access to Company executives and operations, to ensure the Board of Directors serves the best interests of shareholders and positions the Company for future success. After the evaluations, the board and committees, in conjunction with the corporate secretariat function, work to improve upon any issues presented during the evaluation process and to identify opportunities that may lead to further improvement. While this formal self-evaluation is conducted on an annual basis, the evaluation process is an ongoing process throughout the year. Directors continuously share their perspectives, feedback, and suggestions throughout the year, whether during the board’s executive sessions or otherwise. `` 39 37/40

SECTION FOUR / BOARD OF DIRECTORS

NEW DIRECTOR ON BOARDING & DIRECTORS' TRAININGS

The Company has a tailored and robust onboarding program for new directors, aimed to familiarize the new directors with key topics, such as the board's structure, governance and responsibilities, the Company's organizational structure, the Company's strategic objectives and key performance indicators (KPIs), the Company's business environment and market overview, financial reporting and legal proceedings. The program is formalized and tailored to take into account the unique backgrounds, experiences and expected committee responsibilities of each new director. The program includes an educational overview of theCompany's public disclosures, including website, regulatory filings, governance documents, investor presentations, and annual and long-term budget materials. In addition, we schedule meetings for the new directors with other directors, key executives and business leaders to gain business insights about the Company, and the culture of the board and how it operates. Additionalonboarding activities (such as site visits) are calendared throughout the year to foster an ongoing onboarding program. The board operates according to annual and long-term plans, which include, among other things, trainings on various issues (such as climate change, sustainability, governance, compliance, HR, people trends, etc.), in addition to educational sessions on the business environment, our products, competition view, compliance, and other topics.

BOARD COMMITTEES

Our Board of Directors has established the following committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee's structure, manner of operations, qualification andmembership requirements, responsibilities and authorities.

COMMITTEE NAME	MAIN RESPONSIBILITIES	COMMITTEE MEMBERS
AUDIT & ACCOUNTING[1] **Statutory committee**	> Identifying and addressing flaws in the business management of the Company > Review and approve interested party transactions; determine criteria forclassification and approval of interested party transactions > Establishing whistleblower procedures > Overseeing the Company's internal audit system and the performance of its internalauditor > Appointment, compensation, oversight and scope of work assessment of theCompany's independent accounting firm > Monitoring ICL's financial statements and the effectiveness of its internal controls > Ensure the Company's compliance with legal and regulatory requirements andadherence to corporate governance best practices > Overseeing ICL's risk management, including monitoring the activities to manageand mitigate the identified risks	Dafna Gruber (Chair) Dr. Miriam Haran Lior Reitblatt Gadi Lesin
HUMAN RESOURCES & COMPENSATION[2] **Statutory committee**	> Recommending to the Board of Directors a policy governing the compensation ofofficers and directors based on specific criteria > Recommending to the Board of Directors, from time to time, updates to suchcompensation policy > Reviewing the implementation of such compensation policy > Deciding whether to approve transactions with respect to terms of office and employment of officers and directors (which require approval by the compensationcommittee under the Israeli Companies Law) > Approving, under certain circumstances, an exemption from shareholder approvalof the terms of a candidate for chief executive officer (who meets certain non- affiliation criteria, in accordance with the provisions of the Israeli Companies Law) > Overseeing the Company's bonus and equity plans > Overseeing evaluation of top management and employees > Overseeing succession planning	Dr. Miriam Haran (Chair) Dafna Gruber Lior Reitblatt
CLIMATE, SUSTAINABILITY & COMMUNITY RELATIONS[3] **Not statutory committee, advisory only**	> Overseeing ICL's climate, sustainability, safety, environment and water management related risks an opportunities, targets, policies and programs > Overseeing ICL's community outreach programs, public relations and advocacy > Overseeing diversity and inclusion aspects in the Company	Dr. Miriam Haran (Chair, Environmental Expert) Reem Aminoach Sagi Kabla Gadi Lesin
FINANCING COMMITTEE[4] **Not statutory committee, advisory only**	> Overseeing ICL's financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles	Sagi Kabla (Chair) Aviad Kaufman Avisar Paz Dafna Gruber

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ICL
SECTION FOUR / BOARD OF DIRECTORS

1. **AUDIT AND ACCOUNTING COMMITTEE**

Under the Israeli Companies Law, the Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company's external directors. The Chair of the Audit Committee is required to be an external director.
In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicableto U.S. companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all of the membersof the Audit and Accounting Committee are financially literate as provided in the NYSE rules.

2. **HUMAN RESOURCES AND COMPENSATION COMMITTEE**

Under the Israeli Companies Law, the Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company's external directors, who are required to constitute a majority of its members. The Chairman of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations governing the compensation of external directors.
All members of our HR and Compensation Committee are also independent directors as such term is defined in the NYSE listing requirementsand SEC rules.

3. **CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE**

Our Climate, Sustainability and Community Relations Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

4. **FINANCING COMMITTEE**

Our Financing Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

BOARD AND COMMITTEES' MEETINGS ATTENDANCE IN 2023

BOARD MEMBER	BOARD MEETING	AUDIT & ACCOUNTING COMMITTEE	HR & COMPENSATION COMMITTEE	CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE	FINANCING COMMITTEE
Yoav Doppelt	18/18				
Aviad Kaufman	18/18				4/4
Avisar Paz	18/18				4/4
Dafna Gruber	16/18	10/10	6/6		3/4
Gadi Lesin	17/18	10/10		4/5	
Lior Reitblatt	18/18	10/10	6/6		
Michal Silverberg	18/18				
Miriam Haran	18/18	10/10	6/6	5/5	
Ovadia Eli [1]	3/4			2/2	
Reem Aminoach	16/18			5/5	
Sagi Kabla	18/18			5/5	4/4
Tzipi Ozer Armon	17/18				

1. Mr. Eli retired on May 10, 2023, following the 2023 Annual General Meeting of shareholders.

By Order of the Board of Directors,
Aya Landman, Adv.
VP, Chief Compliance Officer & Corporate Secretary
May 31, 2024

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SECTION FOUR / BOARD OF DIRECTORS

Appendix A – Reconciliation of Non-IFRS Measures Full Year 2023

Calculation of adjusted EBITDA and free cash flow

Calculation of Adjusted EBITDA (US$M)	FY'23	FY'22
Net income	$687	$2,219
AviadFinancing expenses, net	$168	$113
Taxes on income	$287	$1,185
Less: Share in earnings of equity-accounted investees	($1)	($1)
Operating income	$1,141	$3,516
Depreciation and amortization	$536	$498
Adjustments (1)	$77	($7)
Adjusted EBITDA	$1,754	$4,007

Calculation of Free Cash Flow (US$M)	FY'23	FY'22
Cash flow from operations	$1,595	$2,025
Additions to PP&E, intangible assets, and dividendsfrom equity-accounted investees (2)	($777)	($710)
Free cash flow	$818	$1,315

(1) Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses aswell as impairment and disposal of assets, provision for closure and restoration costs.
(2) Also includes proceeds from sale of property, plants and equipment (PP&E).

Calculation of adjusted net income, attributable, adjusted diluted earnings per share ("EPS") and net debt to adjusted EBITDA

Calculation of adjusted net income attributable (US$M)	FY'23	FY'22
Net income, attributable	$647	$2,159
Adjustments(1)	$77	($7)
Total tax adjustments	($9)	$198
Adjusted net income, attributable	$715	$2,350

Calculation of Adjusted Diluted Earnings Per Share (US$M, excluding per share data)	FY'23	FY'22
Adjusted net income, attributable	$715	$2,350
Weighted-average number of diluted ordinary shares outstanding(in millions)	1,291	1,290
Adjusted diluted earnings per share (2)	$0.55	$1.82

Note: Numbers may not add, due to rounding and set-offs.
(1) Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses aswell as impairment and disposal of assets, provision for closure and restoration costs.
(2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weighted-average number of diluted ordinaryshares outstanding.

`` 1

Appendix A – Reconciliation of Non-IFRS Measures Full Year 2023 Calculation of adjusted EBITDA and free cash flow Calculation of Adjusted EBITDA (US$M) Net income FY’23 FY’22 $687 $2,219 AviadFinancing expenses, net $168 $113 Taxes on income $287 $1,185 Less: Share in earnings of equity-accounted investees ($1) ($1) Operating income $1,141 $3,516 Depreciation and amortization $536 $498 Adjustments $77 ($7) $1,754 $4,007 (1) Adjusted EBITDA Calculation of Free Cash Flow (US$M) Cash flow from operations Additions to PP&E, intangible assets, and dividendsfrom equity-accounted investees (2) FY’23 FY’22 $1,595 $2,025 ($777) ($710) $818 $1,315 (1) Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses aswell as impairment and disposal of assets, provision for closure and restoration costs. (2) Also includes proceeds from sale of property, plants and equipment (PP&E). Calculation of adjusted net income, attributable, adjusted diluted earnings per share (“EPS”) and net debt to adjusted EBITDA Calculation of adjusted net income attributable (US$M) Net income, attributable FY’23 FY’22 $647 $2,159 Adjustments(1) $77 ($7) Total tax adjustments ($9) $198 Adjusted net income, attributable Calculation of Adjusted Diluted Earnings Per Share (US$M, excluding per share data) Adjusted net income, attributable Weighted-average number of diluted ordinary shares outstanding(in millions) $715 FY’23 $2,350 FY’22 $715 $2,350 1,291 1,2 Note: Numbers may not add, due to rounding and set-offs. (1) Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses aswell as impairment and disposal of assets, provision for closure and restoration costs. (2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weightedaverage number of diluted ordinaryshares outstanding. `` 42

Annex A – Annotated Articles of Association for ICL’s 2024 Annual General Meeting
ARTICLES OF ASSOCIATION OF ICL GROUP LTD

Interpretation
1.          In these Articles of Association, unless the wording of the text requires otherwise:
Words	Meaning

"Person"	Including a company, cooperative association or any other group of Persons, whether associated or not associated.

"Director"	A member of the Board of Directors of the Company, including a substitute Director.

"the Board of Directors"	The Board of Directors of the Company serving at that time.

"the Company"	ICL Group Ltd.

"the Seal"	The Company Seal.

"the Stamp"	The Company Stamp.

"the Office"	The registered Office of the Company, as will be from time to time.

"the Special State Share"	As defined in these Articles of Association.

"the Law" or "the Companies Law"	The Companies Law, 5759-1999, including all the changes inserted therein from time to time, or any law which supersedes or replaces it.

"the Shareholders Register"
The register of shareholders to be maintained in accordance with Section 127 of the Law, and/or, if the Company elected to maintain an additional Shareholders Register as provided in Section 138 of the Law, any such additional Shareholders Register.

"the Material Shareholders Register"	The register of material shareholders to be maintained in accordance with Section 128 of the Law.

"Writing"	Print, lithograph, photograph and any other way of fixing or imprinting words in visible form or, subject to the provisions of the law permitting it – electronically.

"Officer"	As this term is defined in the Companies Law, as amended from time to time.

"Securities"	Including a share, debenture, or a right to purchase, convert or sell any of them, whether registered or bearer.

"Securities Law"	Securities Law, 5729-1968.

"Administrative proceeding"
A proceeding pursuant to Chapters H3 (Imposition of a financial sanction by the Securities Authority), H4 (Imposition of administrative means of enforcement by the Administrative Enforcement Committee) or I1 (Arrangement for refraining from proceedings or termination of proceedings, contingent upon conditions), of the Securities Law, as may be amended from time to time.

“Competition Law”	Economic Competition Law, 5748-1988

"these Articles" or "these Articles of Association"	These Articles of Association, as worded here or as changed from time to time.

ICL Group Ltd. – Articles of Association

Subject to the provisions of this Article, each term, word and expression in these Articles shall have the meaning given then in the Law, unless the written text necessitates another meaning.
Anything stated in the singular shall mean also the plural and vice versa, and anything stated in the masculine shall mean also the feminine, and vice versa.
The headings appearing in these Articles of Association are intended for convenience only, and shall not be used for the interpretation of these Articles of Association.
2.	The liability of the shareholders for the debts of the Company is limited to repayment of the consideration they undertook to pay in respect of their shares in the Company.

3.	The objectives of the Company are as listed in the Company's Memorandum of Association.

4.	The current management and the control of the Company's business, and its principal place of business, shall be in Israel.

A change, amendment or cancellation of this Article 4 shall be deemed to be a change of the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 4, shall be void and invalid without receipt of the consent of the holder of the Special State Share. Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.
The Business
5.
The Company may engage in any service, sector or type of business which, under these Articles of Association, it was authorized to manage or engage in, whether expressly or by implication. The Board of Directors may decide to abandon or suspend the management of such sector or type of business, whether it actually started to manage them or not.

6.	The Company may donate a reasonable sum to a worthy cause, even if the donation is not part of its business considerations, the object of which is to generate profits.

ICL Group Ltd. – Articles of Association

The Share Capital and the Rights Attaching to the Shares
7.
The registered share capital of the Company is NIS 1,485,000,000, divided into 1,484,999,999 ordinary shares of a par value of NIS 1 each (hereinafter: "the Ordinary Shares") and one registered Special State Share of a par value of NIS 1.

8.	(a)	(1)	The Ordinary Shares shall be equal in their rights and shall grant their holders the right to receive notices concerning General Meetings of the Company, to participate and vote therein, to elect the members of the Board of Directors as set forth in these Articles of Association, as well as the right to participate in the distribution of the Company's profits and the distribution of surplus assets upon liquidation.

(2)
In case of distribution of dividends – they shall be paid proportionally to the amounts paid up or credited as paid up on account of the par value of the shares, without taking into account the premium paid on them.

(3)
Ordinary Shares which have been paid up or credited as paid up, in full or partially, within any period with regard to which the dividends are paid, shall entitle their holders to the dividend so that, unless determined otherwise in the terms of their issue, it will be proportional to the amount paid up or credited as paid up on the par value of those shares as at the date of its payment.

(4)
In case of distribution of bonus shares – they shall be distributed among the holders of the Ordinary Shares in the same proportion as they are entitled to participate in the distribution of a dividend, and shall be of the same class as the shares in respect of which they were distributed.

(5)
Upon liquidation of the Company, its surplus assets shall be distributed, including all its obligations, subject to rights granted for any class of shares which have been issued at that time, if any, among the holders of the Ordinary Shares, proportionally to the amount paid up or credited as paid up on the par value of those shares, without taking into account the premium paid on the shares.

(b)
The Special State Share can not be sold or transferred from the name of the Government of Israel, and shall grant its holder, for the purpose of preserving the essential interests of the State, the following rights:

(1)
Sale or transfer of material assets of the Company or the granting of any other right in such assets (hereinafter: "Transfer"), not in the ordinary course of the Company's business, shall be invalid without the consent of the holder of the Special State Share, which may oppose Transfer of a material asset as aforesaid only if it is likely, in its opinion, to harm one of the essential interests of the State as defined below.

In this Article 8(b)(1) – Transfer of material assets not in the ordinary course of the Company's business, means – including simultaneously or in parts, whether in one transaction or in a series of transactions of each of these:
(a)
Transfer of shares or other Securities in the Company, including Securities held by the Company in another corporation, as a result of which another will hold more than 25% of the voting rights in the Company or the other corporation, or as a result of which the control in the Company or in the other corporation will transfer or is likely to transfer to another holder (in this paragraph, Transfer – including allotment of Securities).

ICL Group Ltd. – Articles of Association

(b)
Assets that are essential to the existence and development or preservation of the production capabilities of the Company. These assets include: production lines, including production facilities, mining and quarrying rights, marketing arrays, know-how and technology – whether protected by patents or other intellectual property rights or not.

(2)
Decisions on voluntary liquidation, as well as decisions on a settlement or arrangement pursuant to Section 350 of the Companies Law, or decisions on a change or reorganization of the structure of the Company, or on a merger (except for mergers of corporations controlled by the Company or controlled by a subsidiary, where such mergers will not prejudice the rights or powers of the holder of the Special State Share) – shall be invalid without the consent of the holder of the Special State Share.

(3)	(a)	Any acquisition or holding of shares in the Company, of 14% or more of the issued share capital of the Company, shall not be valid for the Company unless the consent of the holder of the Special State Share was obtained.

(b)
Any acquisition or holding of 25% or more of the issued share capital of the Company (including the making up of a holding to 25%), shall not be valid for the Company unless the consent of the holder of the Special State Share was obtained, even if such consent was obtained in the past for a holding of less than 25%.

(c)
In addition to the aforesaid, the consent of the holder of the Special State Share shall be required for any percentage of holding of shares in the Company's share capital which grants their holder the right, the ability or the practical possibility to appoint, directly or indirectly, a number of Directors in the Company which constitute half or more of the number of members of the Board of Directors of the Company, as it actually numbers from time to time. A holding of a percentage of the share capital for which the consent of the holder of the Special State Share is required as aforesaid, shall not be valid for the Company as long as such consent has not been obtained.

(d)
The holder of the Special State Share may make its consent under this Article 8(b)(3) contingent on terms at its discretion, for securing the essential interests of the State. Furthermore, it may waive, on terms it stipulates, toward a certain shareholder, for a limited period or in perpetuity, any of the rights granted him under these Articles of Association. Any such waiver shall not be deemed to be a change or amendment of these Articles of Association or of the rights attaching to the Special State Share.

(e)
Any lien and/or pledge transaction of shares in the Company in which, as a result of the enforcement or exercise of rights thereunder, the owner of the lien or pledge is likely to hold shares from the share capital of the Company in the percentages stated in Articles 8(b)(3)(a) to 8(b)(3)(c) inclusive of these Articles of Association, or to increase its holdings to those percentages, shall not be valid without the consent of the holder of the Special State Share, and everything stated in this Article 8(b)(3) concerning holding or acquisition of shares shall apply also to their lien or pledge.

ICL Group Ltd. – Articles of Association

(4)
The holder of the Special State Share shall be entitled to receive into its possession, upon its demand, from the Company, any information and documents which a holder of Ordinary Shares in the Company is entitled to receive, and in addition thereto shall be entitled to receive any information and documents which a Director and/or outside Director is entitled to receive. Any information, which a General Meeting of the Company receives or is entitled to receive, shall be conveyed to the holder of the Special State Share prior to the convening of the General Meeting. The holder of the Special State Share shall use this information only for the purpose of exercising its rights according to these Articles of Association, for preserving the essential interests of the State.

(5)
Whoever requests the consent of the holder of the Special State Share for any of the matters, for which its consent is required according to these Articles of Association, shall apply in Writing to the holder of the Special State Share, where the application includes the information needed for making the decision.

(5a)
The Company shall notify whoever reported to it that it is an interested party in the Company, that voting at its General Meetings by virtue of the shares held by the interested party, shall be made conditional by the Company upon the submission of written confirmation, prior to the General Meeting, by whoever wishes to vote by virtue of those shares, that to the best of its knowledge, the voting is by virtue of shares, the holding of which does not require the consent of the holder of the Special State Share according to the Articles of Association of the Company, or that such consent was given.

The Company shall make such voting contingent also in relation to whoever wishes to vote at a General Meeting or to appoint Directors by virtue of the shares constituting 14% or more of the issued share capital of the Company.
(6)
The holder of the Special State Share shall be deemed to have given its consent for the actions mentioned in Articles 8(b)(1), 8(b)(2) and 8(b)(3)(e) of these Articles of Association, if within 90 days of the date it was requested, in Writing, to give its consent (where the request includes the information required for making the decision), it did not give a negative answer or did not give any answer – if one of the Ministers holding the Special State Share did not request that the matter be brought before the Government for discussion within that period.

(7)
Any consent, waiver or approval of the holder of the Special State Share shall be in Writing. The effect of any consent or waiver or approval of the holder of the Special State Share shall be from the date it is given, unless expressly stated otherwise.

(8)	In these Articles of Association, "the essential interests of the State" means

(a)
To preserve the character of the Company and its subsidiaries, Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Ltd., Bromine Compounds Ltd. and Tami (E.M.I) Research & Development Institute Ltd. (the Company and the above subsidiaries shall be referred to in this Article 8(b) below as "the Companies"), as Israeli companies, the center and management of whose business is in Israel.

(b)
To supervise the control of quarries and natural resources, for their development and efficient exploitation, including maximum implementation in Israel of the results of the investments, the research and the development.

ICL Group Ltd. – Articles of Association

(c)	To prevent the acquisition of a position of influence in the Companies by hostile entities, or entities which are liable to harm the foreign and security interests of the State.

(d)
To prevent the acquisition of a position of influence in the Companies or the management of the Companies, where such acquisition or management is liable to create a situation of conflict of material interests liable to harm one of the essential interests listed above.

(9)
In this Article 8(b) and in Article 38(a) of these Articles of Association: "holding” or "acquisition" of shares, "control" and "affiliated company" as these terms are defined in Section 1 of the Securities Law, and including holding by a holder or holders acting in coordination or as one, or in cooperation; however, in counting the holdings of a holder, its holdings by means of an affiliated company whose securities have been offered to the public shall not be taken into account, provided that the affiliated company is not in its control, alone or together with others who hold securities of the Company.

(10)
The rights listed in this Article 8(b) and in Articles 4, 38(a), 68, 82(d), 83, 84, 92(c) and 117(c) of these Articles of Association, are the rights attaching to the Special State Share, and other than those, the Special State Share shall not grant its holder any voting rights or capital rights whatsoever.

A change, amendment or cancellation of this Article 8(b) shall be deemed to be a change of the rights attaching to the Special State Share, and shall not be made without the consent of the holder of the Special State Share. Any decision or action, which is contrary to or not in compliance with the provisions of this Article 8(b), shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any change of these Articles of Association in a way liable to prejudice, directly or indirectly, the rights attaching to the Special State Share, shall be deemed to be a change of the rights attaching to the Special State Share. Any decision or action which is liable to prejudice, directly or indirectly, the rights attaching to the Special State Share, shall not be done without the consent of the holder of the Special State Share, and shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Shares
9.
Taking into consideration the provisions of the Law and the provisions on this matter in these Articles of Association, where they exist, the Company can create shares with privileges or with deferred rights or with rights of redemption or with other special restricted rights or restrictions in connection with the distribution of the dividends, a right of opinion, clearance of fund capital, or in connection with other matters, as may be determined by the Company from time to time, and to issue them from time to time, in accordance with a resolution of the Board of Directors.

10.	(a)	A change in the rights attaching to a class of shares shall be made in a resolution of the holders of shares of that class and in a resolution of meetings of those classes of shares whose rights will be prejudiced by the change, by a simple majority of those present and who vote at such meetings.

(b)
The provisions of these Articles of Association concerning General Meetings shall apply, mutatis mutandis, to any Special General Meeting as aforesaid, but the quorum required shall be constituted when there are present, in person or by proxy, two members who together hold more than 50% of the issued shares of the same class, and at such a Special General Meeting which was adjourned for lack of a quorum, the quorum required shall be – at least two members with a voting right who are present in person or by proxy, who hold at least one third of the issued shares of the same class.

ICL Group Ltd. – Articles of Association

11.	A.	Subject to the provisions of the Law, any law and these Articles of Association, the Board of Directors may issue or allot shares and other securities, convertible to or exercisable for shares, up to the limit of the registered share capital of the Company (and for this matter, securities convertible to or exercisable for shares shall be seen as if converted or exercised on the date of the issue).

B.	The authority of the Board of Directors as provided in sub-article (A) can be delegated as provided in paragraphs (1|) or (2), as the Board of Directors decides:

(1)
To a committee of the Board of Directors – Upon the issue or allotment of securities as part of an employee compensation plan or employment or salary agreements between the Company and its employees, or between the Company and employees of a related company whose board of directors consented to it in advance, provided that the issue or allotment is according to a plan that includes detailed criteria outlined and approved by the Board of Directors.

(2)
To a committee of the Board of Directors, the CEO or similar office-holder (in this Article – the CEO), or to another person recommended by the CEO – Upon an allotment of shares due to exercise or conversion of securities of the Company.

12.
If under the terms of any allotment of a share, payment of the share, in full or in part, is in installments, then each such installment shall be paid to the Company on its due date by the Person who is the registered owner of the shares at that time, or by his legal guardian.

13.	Upon the allotment of shares, the Board of Directors may introduce differences among those shareholders in relation to the amounts of the calls and/or their payment schedule.

14.
Unless stipulated otherwise in these Articles of Association, the Company shall see whoever is registered in the Shareholders Register as the owner of a share or whoever holds a share certificate or to whomever a share is credited with a member of the stock exchange and that share is included among the shares registered in the Shareholders Register in the name of a nominees company, as the outright owner of that share, and accordingly, it shall not be bound to recognize any claim on the basis of equitable title or a right contingent upon conditions or a future right or a partial right in the share, or on another basis in relation to such a share, or in relation to a benefit therein on the part of any other Person

15.	Where two or more Persons are registered as joint holders of a share, each of them may give binding receipts for any dividend or other moneys in connection with that share.

Share Certificates
16.
A certificate of possession of shares shall be issued with the Stamp of the Company and signed by two Directors together, or by one Director and the Company Secretary, or by any other Person appointed by the Board of Directors, all subject to the provisions of the Law and its concomitant Regulations.

ICL Group Ltd. – Articles of Association

17.
Any shareholder may accept from the Company, free of charge, within a period of two months after the allotment or registration of the Transfer (unless the terms of the issue determine a longer period), one certificate in respect of all the shares registered in his name, which sets out the number of shares in respect of which it is issued, and the amount paid for them, and any other detail which the Board of Directors considers important.

18.	(a)	A share certificate registered in the names of two or more Persons shall be delivered to the Person whose name appears first in the Shareholders Register among the names of the joint owners.

(b)
If a share certificate is lost or disfigured, the Company may issue another certificate in its place, for payment, if imposed, and on such terms relating to proof of loss or disfigurement and relating to guarantee for damages, as the Board of Directors sees fit.

Call for Payment
19.
The Board of Directors may, from time to time, at its discretion, issue calls for payment to the shareholders for all the moneys not yet paid up in respect of the shares which are held by each of the shareholders, and which, under the terms of allotment of the shares, need not be paid on fixed dates, and each shareholder must pay the Company the amount of the call, at the time and in the place determined by the Board of Directors. A call can be by dividing the payment into installments.

20.
For every call, at least14 days' notice shall be given, stating the amount of the payment and the place for its payment. The Board of Directors may, by giving written notice to the shareholders, cancel the call or postpone its date of payment. The Board of Directors may introduce differences among the shareholders in relation to the amounts of the calls and/or their dates of payment.

21.	A call shall be deemed to have been made on the date on which the Board of Directors decided on the call.

22.	Joint owners of a share shall be jointly and severally responsible for payment of all the payment installments and the call arriving in respect of such a share.

23.
If a call or an installment due on account of a share is not paid on the date designated for payment or prior thereto, the Person who at that time is an shareholder must pay interest on the amount of the call or the installment, at the rate determined by the Board of Directors according to market credit conditions from time to time, starting from the date designated for payment and ending on the date of actual payment. But the Board of Directors may waive payment of all the interest or part thereof.

24.
Any sum which, under the terms of allotment of a share, must be paid at the time of the allotment or on a fixed date, whether on account of the par value of the share or as a premium, shall be considered, with regard to these Articles of Association, as a call duly made by the Board of Directors and for which notice was duly given, and the date of payment is the date fixed for payment. In case of non-payment, all the Articles of these Articles of Association, which deal with payment of interest and expenses, forfeiture of shares, and all the other Articles relating to calls, shall apply.

25.
A shareholder shall not be entitled to receive a dividend or to exercise any right as a shareholder unless he has cleared all the calls which are paid from time to time and which apply to his shares, whether he holds them alone or together with another Person, plus linkage differentials and interest and expenses, if any.

26.
The Board of Directors may, if it sees fit, accept from a shareholder who wishes to pay in advance all or part of the moneys due on account of his shares, in addition to the amounts actually called, and it may pay him interest, at a rate to be agreed upon between the Board of Directors and the shareholder, on amounts paid in advance as aforesaid, or on that part thereof which exceeds the amount which at that time had been called on account of the shares in relation to which the advance payment was made, or it may come to another arrangement with him, which will compensate him for the advance payment. The Board of Directors may, at any time, as long as its due date has not arrived, reimburse the amount paid in advance as aforesaid, by giving the shareholder three months' notice in Writing.

ICL Group Ltd. – Articles of Association

Forfeiture and Lien
27.
If a shareholder does not pay any or all calls or any payment installments on or before the date set for its payment, the Board of Directors may, at any time thereafter, as long as the call or the payment installment remains uncleared, deliver notice to such shareholder and demand that he pay them plus linkage differentials and accrued interest, as well as any expenses which the Company has incurred by reason of such non-clearance.

28.
The notice shall name a day (which shall be at least 14 days after the date of the notice) and a place, on which and in which the above call or installment should be paid, plus linkage differentials and interest and expenses as aforesaid. The notice shall also state that in the event of non-payment on or before time and in the place appointed in the notice, the shares in respect of which the call was made or the installment was due, shall be liable to forfeit.

29.
If the requirements of the above notice are not met, then at any time thereafter and before payment of the call or installment, the linkage differentials, the interest and the expenses demanded in the notice has been made, any share in relation to which the above notice was given may, by a resolution of the Board of Directors to that effect, be forfeited.  Forfeiture of the shares shall include all the dividends of those shares, which were not paid before the forfeiture, even if announced but not actually paid before the forfeiture.

30.
Any share forfeited as aforesaid shall be considered a dormant share, and the Board of Directors may sell it, as it decides, taking into consideration these Articles of Association and subject to the provisions of any law.

31.	The Board of Directors may, at any time prior to the sale of any share forfeited as aforesaid, cancel the forfeiture on such terms as it sees fit.

32.
A shareholder whose shares were forfeited shall cease to be a shareholder in respect of the forfeited shares; nevertheless, he shall be required to pay the Company the entire call, payment installments, linkage differentials and interest and the expenses due on account of or for those shares at the time of the forfeiture, plus the interest on those amounts at the maximum rate permitted at that time by law, from the date of the forfeiture to the date of the payment. The shareholder shall be required to fulfill all the claims and demands which the Company could have made in relation to the shares up to the date of the forfeiture, without deduction or discount for the value of the shares on the date of forfeiture. His obligation will be discharged after the Company receives the full consideration, which the shareholder undertook to pay, plus the expenses involved in the sale. If the consideration received from the sale of the forfeited shares exceeds the consideration which the debtor undertook to pay, the debtor shall be entitled to recoup the partial consideration he gave for them, if any, provided that the consideration remaining in the hands of the Company shall be not less than the full consideration which the debtor undertook to pay plus the expenses involved in the sale.

ICL Group Ltd. – Articles of Association

The Board of Directors may, but is not obligated to, require the shareholder to pay some or all of these sums of money, if it sees fit to do so. Forfeiture of a share shall bring with it, a the time of forfeiture, cancellation of any right in the Company and any claim or demand against it in relation to the share, except for those rights and obligations which are excluded from this rule by virtue of these Articles of Association or which the law vests in or imposes upon a former shareholder.
33.
The provisions of these Articles of Association concerning forfeiture of shares shall apply also to cases of non-payment of a known amount which, under the terms of issue of the share or under the terms of allotment of the share, falls due on an appointed ate, whether it is on account of the par value of the share or as a premium, as if that amount were due for payment by virtue of a call duly made and delivered.

34.
The Company shall have a first right of lien on all the shares registered in the name of any holder of a share, whether alone or jointly with others, except for shares which are fully paid up, and on consideration of their sale, to secure the debts and obligations of that shareholder to the Company, whether himself or with others, whether the date of clearance of those debts or the date of discharge of those obligations has arrived or not arrived, whatever the source of those debts, and no equitable rights shall be created on any share except as provided in Article 14 of these Articles of Association.

The above lien shall apply to all the dividends announced from time to time on those shares.
35.
In order to enforce the above lien, the Board of Directors may sell the forfeited shares as it sees fit, at its discretion, but no share may be sold unless the period referred to in Article 28 above has elapsed and written notice was delivered to the shareholder, his heirs, the executors of his will or the managers of his estate, that the Company is considering selling the share, and the shareholder, his heirs or the executors of his will or managers of his estate have not paid the above debts or have not fulfilled or discharged the above obligations within 7 days of the date of sending the notice.

36.
The net consideration from any such sale, after payment of the sale expenses, shall be used for clearance of the debts and discharge of the obligations of that shareholder (including the debts, obligations and contracts for which the date of payment has not yet arrived), and the surplus (if remaining) shall be paid to him, his heirs, the executors of his will or the manages of his estate, or to whomever the shareholder transfers the right thereto.

37.
If a sale was made after forfeiture or for enforcement of a lien, by way of prima facie exercise of the powers granted above, the Board of Directors may register those shares in the Shareholders Register in the name of the buyer, and the buyer shall not be required to ascertain the regularity of the actions or the manner of disposition of the proceeds of the sale, and after those shares are registered in his name, no Person shall appeal the validity of the sale.

Transfer of Securities
38.	(a)	(1)	A Person who intends to buy shares or to contract in a transaction that will lead to a holding of shares in percentages that require the consent of the holder of the Special State Share, or a Person who holds shares in the Company in such percentages as a result of certain events, shall give immediate notice thereof to the Company Secretary and shall deliver to the Company power of attorney, whereby the Company shall be authorized to sell the shares held by him and for the holding of which he requires a permit or an additional permit, as the case may be, pursuant to the provisions of these Articles of Association. If the Company Secretary learns of a Person who ostensibly holds Company shares in such percentages, he shall notify that Person accordingly and demand that he submit a declaration of the percentages of his holdings in the Company, and deliver to the Company power of attorney as aforesaid.

ICL Group Ltd. – Articles of Association

(2)
Immediately after a Person has notified the Company Secretary as aforesaid, the Company Secretary shall request from the holder of the Special State Share, its consent to the holding. The Secretary shall attach to his request all the documents and information relevant to the matter, as well as any additional information required by the holder of the Special State Share.

(3)
As long as the consent of the holder of the Special State Share to the holding of shares in the above percentages, as may be, has not been received in Writing, or if the holder of the Special State Share does not consent to approve such holding, a Person cannot receive or exercise, with regard to the Company, any right vested in a shareholder who holds shares in a percentage that exceeds the percentage for which the consent of the holder of the Special State Share is required. Without derogating from the aforesaid, a Person shall not appoint Directors in the Company in a number exceeding the number of Directors he would have been authorized to appoint according to the shares he holds and for the holding of which no permit or additional permit is required, as the case may be, and in General Meetings his vote shall be according to a vote count as per the percentage of the quantity of shares for the holding of which he does not require a permit or additional permit, as the case may be.

(4)	Having received the response of the holder of the Special State Share to the request for a permit for a holding as aforesaid, the Company shall act as follows:

(a)	If the reply was positive – the holding or voting agreement shall be registered in the Company's books, noting the granting of the permit and the terms stipulated therein.

(b)
If the reply was negative – the Board of Directors or the Company Secretary shall inform whoever requested the permit of the reply, and demand of him to reduce the percentage of his holdings in the Company within a period to be set in the notice and which shall not exceed 30 days, to a lower percentage than that not permitted him.

If within that period the shares were not transferred as aforesaid, the Board of Directors shall be required to sell the shares through the stock exchange or in an off-the-floor transaction, at such price and on such terms as it sees fit. Any decision or action made by the Board of Directors as aforesaid in this Article shall be final and absolute, and any transfer or sale of shares carried out in accordance with this Article shall be acceptable towards any third party.
Without derogating from the aforesaid, no allegation shall be entertained concerning the rights of the transferee concerning a share sale proceeding, and the transferee may demand that the Company's books be altered accordingly.
The provisions of these Articles of Association concerning forfeiture and lien of shares shall apply, mutatis mutandis, to a sale of shares pursuant to this Article insofar as they do not contradict the aforesaid.

ICL Group Ltd. – Articles of Association

(5)
The registration of shareholders in the Shareholders Register or in the Material Shareholders Register can be done only after receipt of the consent of the holder of the Special State Share, insofar as it is required pursuant to these Articles of Association.

(6)
The Directors are not required to give reasons for their decisions on the mattes referred to in this Article. Any such decision shall be conveyed to a shareholder at his address as written in the Shareholder Register, and if there is no such address, it shall be published in at least two daily newspapers, and its publication shall constitute, in all matters and respects, notice delivered to the shareholder himself.

A change, amendment or cancellation of this Article 38(a) shall be deemed to be a change of the rights attaching to the Special State Share, and shall not be made without the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 38(a), shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent or waiver or approval of the holder of the Special State Share shall be given in Writing.
(b)	Subject to the aforesaid, fully paid up shares can be transferred without need for the approval of the Board of Directors.

The aforesaid notwithstanding, the Special State Share cannot be transferred.
39.
No transfer of securities shall be registered unless a suitable deed of transfer is submitted to the Company. A deed of transfer of a Company security shall be signed by the transferor and the transferee, and the transferor shall be considered as the holder of the transferred security until registration of the name of the transferee in the Shareholders Register or in other registers maintained by the Company, as the case may be, in respect of the transferred security.

40.	The deed of transfer of a security, in the form below or in as similar form as possible, or in any normal or acceptable form as approved by the Board of Directors or by the Company Secretary:

I, _____________, of __________________________, in consideration of NIS ______ which was paid to me by ________________ of _________________________ (hereinafter called "the Transferee"), hereby transfer to the Transferee ______ shares of NIS ______ each, which are marked with the numbers __________ to __________ inclusive, of ICL Group Ltd., to be held by the Transferee, the managers of his estate, his guardians and legal representatives, in accordance with the terms under which I held them prior to signing this deed, and I, the Transferee, hereby agree to accept the above shares on those terms.
In witness whereof we have affixed our signatures this ____ day of the month of __________, in the year _______.
The Transferor	The Transferee
Witness to the Transferor's signature	Witness to the Transferee's signature

41.
Every deed of transfer of securities shall be submitted to the Office for registration, together with the certificates of the shares which are to be transferred if the deed is for a transfer of shares, and any other proof which the Company may demand concerning the proprietary right of the transferor or his right to transfer the securities. All the deeds of transfer, which are registered, shall remain in the hands of the Company.

42.	The Company may demand payment of a fee for registration of the transfer, in an amount, which shall be determined by the Board of Directors from time to time.

ICL Group Ltd. – Articles of Association

Assignment of Securities (Transfer by Virtue of the Law)
43.
Subject to the provisions of Article 8(b)(3) of these Articles of Association, upon the death of a holder of Company securities, the Company shall recognize the executors of the will or managers of the estate of a single holder of securities who died, and where there are no executors of a will or manages of an estate, Persons who have a benefit as the heirs of a single holder of securities who died, as the sole Persons having rights to the securities of the deceased. With regard to a security, which is registered in the names of two or more holders, the Company shall recognize as those with rights to the security only those who are still alive, but nothing aforesaid shall exempt the estate of the deceased joint holder of a security from any obligation in respect of any security that he jointly owned.

44.
The Company may, subject to the provisions of Article 8(b)(3) of these Articles of Association, recognize a receiver or liquidator of a holder of a Company security which is a corporation in liquidation or winding down, or a trustee in bankruptcies or any receiver of a bankrupt holder of securities of the Company, as being entitled to a security registered in the name of such a holder of securities of the Company.

45.
Whoever becomes entitled to a security due to his being a guardian or executor of an estate or the heir of a holder of securities of the Company or a receiver or liquidator or trustee in bankruptcies of a holder of securities of the Company or according to another provision of law, may, subject to the provisions of Article 8(b)(3) of these Articles of Association, upon presenting proof of his right – as the Board of Directors may demand – be registered as the owner of the security or transfer it, subject to the provisions included in these Articles of Association in relation to transfer, to another Person.

46.
Subject to the provisions of Article 8(b)(3) of these Articles of Association, anyone becoming entitled to a security as a result of the death or bankruptcy of its holder, or other transfer by virtue of the Law, shall be entitled to the same dividends and other rights as those to which he would have been entitled were he the registered holder of the security, except he shall not be entitled to exercise thereby any right which is granted to a holder of a security in the Company with regard to Company Meetings, before he is registered in relation to that security in the Shareholders Register or in other registers maintained by the Company, as the case may be.

Share Warrant
47.	The Company may issue a share warrant for a fully paid up share, subject to the provisions of the Law and its concomitant Regulations.

Redeemable Securities
48.
The Company may, taking into consideration the provisions of the Law, issue redeemable securities and redeem them on terms which it stipulates. In redeeming such shares, the Company shall act in accordance with the provisions of the Law.

ICL Group Ltd. – Articles of Association

Conversion of shares to stock
49.
With the prior approval of the Company at a General Meeting, the Board of Directors may convert fully paid up shares to stock, and it may also, with similar approval, reconvert the stock to paid up shares of any mount whatsoever.

50.
Stockholders may transfer the stock, in whole or in part, in the same manner and in accordance with the same Articles to the extent possible, just as they could have transferred, before the conversion, the shares from which the stock was created; in addition, the Board of Directors may determine, from time to time, the minimum quantity of the stock which can be transferred, and may limit or forbid quantities smaller than that minimum, but the minimum shall not exceed the nominal sum of all the shares from which the stock was created.

51.
Stockholders shall have, according to the percentage of stock they hold, the same rights and discounts relating to dividends and other matters as if they held the shares from which the stock was created. These rights and discounts, apart from the right to share in dividends and in the profits of the Company, shall not be acquired by a part of stock which, were it in shares, would not entitle its holder to that right or that discount.

52.
Those Articles in these Articles of Association which apply to fully paid up shares shall apply also to stock, and the words "shares" and "shareholder" mentioned therein shall include also "stock" and "stockholder".

Change of Capital
53.
The Company may, from time to time, subject to the provisions of the Law, increase the registered share capital by creating new shares, whether all the shares whose issue has been decided upon have been issued by that time or not, and whether all the shares issued up to that time were fully called or not.

54.
The increase referred to in Article 53 of these Articles of Association shall be of such amount and divided into shares of such par value, and shall be issued with such stipulations and terms and with such rights and additional rights attaching to them, as the resolution of creation of the shares shall provide, and in particular, the shares can be issued with a prerogative or a qualified right to dividends or distribution of assets and with a special right to vote or without any right to vote – all subject to the provisions of Article 10 of these Articles of Association.

55.
Unless stated otherwise in the resolution on increasing the share capital, the new shares shall be subject to the exact same provisions concerning payment of calls, right of lien, forfeiture, transfer, delivery and all other provisions applicable to the shares of the original share capital.

56.	The Company may:

(a)	consolidate and redivide its share capital into shares of a larger sum than the existing shares;

(b)	divide, by redistribution of all or some of its existing shares, its share capital, in whole or in part, into shares of a smaller sum that the sum stated in these Articles of Association;

(c)	cancel registered share capital that has not yet been allotted, provided that there is no Company undertaking, including a conditional undertaking, to allot the shares;

(d)	reduce its share capital in the same way and on the same terms, to the extent required, as the Law requires.

57.	The shareholders have no priority to buy new shares in the Company.

ICL Group Ltd. – Articles of Association

Authority to Borrow Money
58.	Without derogating from the generality of the provisions of Article 107 of these Articles of Association, the Board of Directors may, from time to time, as it sees fit:

(a)	give approval for the Company to borrow money in any amount and ensure its clearance in any way to sees fit;

(b)
give approval for the Company to give guarantees, collateral and securities of any kind whatsoever, which in the opinion of the Board of Directors can be given to the Company's benefit, and this shall include the Company being authorized to issue bonds, stock of bonds, promissory notes and bills of exchange, capital notes and deposit certificates of any kind whatsoever, and other securities of any kind which are convertible into other securities of any kind, and also to pledge and place a lien on the assets and/or property of the Company, in whole or in part, whether in the present or in the future (including share capital not yet called,  or called and not yet paid), whether a floating lien or a fixed lien.

(c)
Debentures and all types of deeds of commitment or other securities can be issued with a discount, at a premium or in any other way, and with privileges or deferred rights or other rights, all as the Board of Directors shall decide.

59.
In cases where a Director or any Person is held personally liable for the payment of any amount of money which is firstly due from the Company, the Board of Directors may draw up or cause to be drawn up any mortgage, lien or security on the Company's assets or any part thereof, as indemnity to secure the Directors or the Persons held liable as aforesaid, against any loss due to that liability.

General Meetings
60.	60.1	An Annual General Meeting shall convene once a year, not later than 15 months after the last Annual General Meeting, at the time and in the place determined by the Board of Directors. Such General Meetings shall be called "Annual Meetings", and all the other meetings of the Company shall be called "Special Meetings". The term "General Meeting", insofar as it appears in these Articles of Association, shall relate to both types of meeting together.

60.2
The agenda of an Annual Meeting shall include discussion of the financial statements, the Directors' Report, the appointment of Directors and the appointment of an auditor (including reporting on the fees and other engagement with it); the agenda can include additional subjects decided upon by the Board of Directors, including a subject requested in advance of the Board of Directors by one or more shareholders who have at least one percent of the voting rights in the General Meeting, provided that the subject is appropriate for discussion in the General Meeting.

60.3
The agenda at a Special Meeting shall be decided by the Board of Directors and shall include subjects for which the Special Meeting must be convened, and a subject requested in advance of the Board of Directors by one or more shareholders who has at least one percent of the voting rights in the General Meeting, provided that the subject is appropriate for discussion in the General Meeting.

61.
The Board of Directors may call a Special Meeting whenever it sees fit to do so. A Special Meeting can be convened upon the demand of a Director/s or shareholder/s as prescribed in Section 63 of the Law, and if the Board of Directors did not convene it upon such demand, those demanding it may convene it in accordance with Section 64 of the Law or may apply to the Court with a request that it convene it, as provided in Section 65 of the Law.

ICL Group Ltd. – Articles of Association

62.	62.1	Notice of a General Meeting shall be published as required by the Law and state the type of meeting, the place and date of its convening, the subjects on the agenda, a summary of the proposed resolutions, the majority required for adoption of the resolutions, the record date for the shareholders to vote in the General Meeting, whether it has been determined that an adjourned Meeting will take place on a date later than that prescribed in the Law – that date, the telephone number and address of the registered Office of the Company, the dates on which the full text of the proposed resolutions can be read, whether there are subjects on the agenda of the Meeting which can be voted upon by voting slips – the quantity of shares constituting the percentage of all the voting rights, if any such percentage has been determined in regulations or in these Articles of Association, and all the details which the Law, its concomitant Regulations and any law requires to be provided.

62.2
Notice of a General Meeting shall be submitted to the shareholders as required by law.  Notice of a General Meeting shall be published in at least two daily Hebrew-language newspapers of wide circulation and on the Company's website.

Discussions at General Meetings
63.
No discussion shall be opened at a General Meeting unless a quorum is present at the opening of the Meeting. A quorum shall be constituted when there are present, in person or by proxy, two shareholders who together hold more than 50% of the issued shares granting voting rights in the Company.

64.
If after the elapse of half an hour from the time set for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day the following week, at the same time and in the same place, or to any other date and/or time and/or place, as the Board of Directors shall stated in a notice to the shareholders; and if at the adjourned Meeting no quorum is present after the elapse of half an hour from the time set for the Meeting, then two shareholders with voting rights who hold at least one third of the issued share capital of the Company, who are present in person or by proxy, shall constitute a quorum, and may discuss and resolve the matters for which the Meeting was called.

65.
The Chairman of the Board of Directors, and in his absence – the Vice-Chairman, if there is a Vice-Chairman, shall chair every General Meeting of the Company; if there is no Chairman or Vice-Chairman as aforesaid or he is not present after the elapse of 15 minutes from the time set for the Meeting, or if either of them does not wish to chair the Meeting, the shareholders who are present at the Meeting shall elect one of themselves to chair the Meeting.

66.
All resolutions of the General Meeting shall be adopted by a simple majority of the shareholders who are present at the Meeting and who vote on the resolutions, unless stated otherwise in the Law or in these Articles of Association.

67.	The chairman of a General Meeting shall have an additional or casting vote.

68.	Any proposed resolution which is submitted to the Meeting shall be resolved by a count of votes.

A change, amendment to cancellation of thus Article 68 shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 68 shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

ICL Group Ltd. – Articles of Association

69.	A dispute concerning the acceptance or rejection of a vote shall be resolved by the chairman, and his decision shall be final and absolute.

70.
The announcement by the chairman of the General Meeting that a resolution has been passed unanimously or by a certain majority or has been rejected, shall serve as prima facie evidence of that fact, and there shall be no need to prove the number of votes or the quota of votes which were cast in favor of the resolution or against it.

71.
A General Meeting at which a quorum is present may resolve to adjourn the Meeting, the discussion or a decision on a resolution which appeared in the agenda, to another time or another place, but at the adjourned Meeting, the discussion shall be only of the subjects of which discussion was not completed at the Meeting that decided on the adjournment. Notice of the adjournment and of the subjects on the agenda of the Meeting that was adjourned, shall be given to all the shareholders in the way determined in Article 62 of these Articles of Association.

If a General Meeting is adjourned without changing its agenda, to a date which does not exceed 21 days, notices and invitations relating to the new date will be given as early as possible, and no later than seventy-two hours before the General Meeting.
72.
The General Meeting may assume powers vested in another organ, and may decide that the powers vested in the CEO should be transferred to the authority of the Board of Directors (or to the Chairman of the Board, is permitted by law), all for a particular matter or for a certain period of time that does not exceed the time required under the circumstances.

Voting of the Shareholders
73.
Subject to all the special terms, privileges and limitations concerning the voting of shareholders, which are entailed a that time in any shares, in a vote by vote count, each shareholder who is present in person or by proxy or who is voting by means of a voting slip, shall have one vote for every share he owns that grants a voting right.

74.
A corporation that holds shares in the Company may empower, by a resolution duly adopted by it, the Person it deems suitable to be its representative at any Meeting of the Company. A Person so empowered may exercise on behalf of the corporation he represents such powers as the corporation itself could exercise. A resolution shall be proven by the minutes or by another document, all in accordance with the foundation documents of the empowering company.

75.
In a case of joint owners of a share, the vote of the first of the joint owners shall be accepted, as cast by him or his proxy, and the votes of the other joint owners shall not be accepted, and for this purpose, the question of who is the first of the joint owners shall be resolved according to the order in which the names appear in the Shareholders Register.

76.
The shareholders may vote in person or by proxy or by means of a voting slip, or in the case of a corporation, by a representative as provided in Article 74 of these Articles of Association, or by a proxy or by means of a voting slip if the vote at that Meting is by voting slips..

ICL Group Ltd. – Articles of Association

77.
Any letter of appointment of a legal representative shall be signed by the appointer or by his legal representative who has written authority to do so, or, if the appointer is a corporation, the appointment shall be made in Writing, duly signed by the corporation or with the signature of its authorized legal representative.

78.	No shareholder may vote at a General Meeting unless he has paid the calls and all the moneys due from him at that time for his shares.

79.
Every letter of appointment of a legal representative, whether for a Meeting specifically referred to or otherwise, shall be, as far as circumstances allow, in the following form or in any other form approved from time to time by the Board of Directors or the Company Secretary:

I, ________________ of _________________, as owner of ________ _______ shares in ICL Group Ltd., hereby appoint Mr./Mrs./Ms_________________ of __________________, or in his/her absence, Mr./Mrs./Ms _________________ of __________________, to vote for me at the (Annual / Special) General Meeting of the Company  which will be held on the ____ of _________, ______ – and at any adjourned Meeting of that Meeting.
In witness whereof I have affixed my signature on the ____ day of __________, _____.
80.
A vote according to the provisions of the document appointing a legal representative shall be valid despite the death of the appointer or cancellation of the power of attorney or transfer of the share in respect of which such vote was cast, unless written notice of the death, cancellation or transfer was received at the Company's Office or by the chairman of the Meeting prior to the vote, and in case of cancellation of a power of attorney or a share transfer, if it was received at least 48 hours before the Meeting.

81.
The shareholders may vote at a General Meeting and at a specific type of Meeting by means of a voting slip in any manner permitted by law, on which the shareholder shall write his vote, in resolutions on subjects prescribed in the Law, and including on any subject which is determined by the Board of Directors, all on the terms and dates prescribed in law.

Board of Directors
82.	(a)	The number of members of the Board of Directors shall be decided by the General Meeting, and as long as not decided otherwise, shall not be less than 7 and not more than 20. The external Directors of the Company shall be included in the number of members of the Board of Directors.

(b)	The members of the Board of Directors shall be elected:

(i)	by the General Meeting; or
(ii)	by the Board of Directors of the Company as provided in Article 86 below.

(c)
All members of the Board of Directors shall hold office from the date of their election and/or appointment or from a later date if so decided in the appointment decision, until the subsequent General Meeting and subject to Article 87 of these Articles of Association.

(d)	The majority of the members of the Board of Directors shall be Israeli citizens and residents.

A change, amendment to cancellation of thus Article 82(d) shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 82(d), shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

ICL Group Ltd. – Articles of Association

(e)	At least two external Directors shall hold office in the Company. The provisions of the Law and its regulations shall apply to their appointment, qualifications, tenure and authority.

83.
Notwithstanding everything prescribed in these Articles of Association, a Person who is not an Israeli citizen and resident shall not be elected and/or appointed a Director if, as a result of his appointment, the majority of the members of the Board of Directors will not be Israeli citizens and residents, and the election and/or appointment of such a Director shall not be valid and shall be seen as if it were never made.

A change, amendment to cancellation of thus Article 83 shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 83, shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.
84.
If a Director ceased to serve in his office for any reason whatsoever, and as a result thereof the majority of the members of the Board of Directors are not citizens and residents of Israel, in contravention of Articles 82(d) and 83, then the remaining Directors may act in any matter, subject to the provisions of Article 88 below, for 30 days only. If after the elapse of 30 days the composition of the Board of Directors has not changed so that most of its members are citizens and residents of Israel, the remaining Directors may act to convene a General Meeting of the Company, and only to the extent necessary.

A change, amendment to cancellation of thus Article 84 shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action, which contravenes or does not comply with the provisions of this Article 84, shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.
85.	A Director who has ceased to hold office can be re-elected subject to any law.

86.
The Board of Directors may, from time to time, appoint an additional Director or Directors to the Company, whether in order to fill the office of a Director that has fallen vacant for any reason or as an additional Director or Directors, provided that the total number of Directors does not exceed the maximum number stated in Article 82 above. A Director appointed in this way shall end his term of office on the date of the Annual General Meeting held after his appointment.

ICL Group Ltd. – Articles of Association

87.	A Director shall cease to hold office in each of these:

(a)	Upon his death.

(b)	If he is found to be legally incompetent.

(c)	If he goes bankrupt or has come to an arrangement with his creditors in bankruptcy proceedings.

(d)	If he gave notice of his resignation by written notice to the Company, to the Board of Directors or to the Chairman of the Board.

(e)	If his tenure was terminated by the General Meeting.

(f)	At the end of his term of office, unless he is appointed for an additional term.

(g)	If the Board of Directors adopted a resolution on the termination of his office, as provided in Section 231 of the Law.

(h)	If he was convicted of an offense, as prescribed in Section 232 of the Law.

(i)	In accordance with a decision of a court of law, as prescribed in Section 233 of the Law.

(j)	If there exists in him one of the circumstances that disqualifies a Person from serving as a Director according to any law.

88.
If no Director is elected or if the office of a Director falls vacant and no other Director is elected and/or appointed in his place, the remaining Directors may act in any matter as long as the minimum number of Directors as provided in Article 82 remains. If the number of Directors falls below that minimum, the remaining Directors shall act to convene a General Meeting of the Company as soon as possible to elect Directors, and until the convening of that Meeting, the remaining Directors may take essential actions only.

89.	(a)	Subject to the provisions of these Articles of Association and the Law, a Director may hold paid office or position in the Company and/or in another company which holds shares in the Company and/or in which the Company holds shares and/or in which the Company has a benefit.

(b)
A transaction of the Company with one of its officers that is not consistent with his terms of service and employment, and a transaction of the Company with another Person in which an officer of the Company has a personal interest, and which is not an extraordinary transaction, shall be approved by the Board of Directors or whoever was appointed for that purpose by the Board of Directors or by the Audit Committee or by an officer in the Company who has no personal interest in the transaction; however, an officer in the Company and in a subsidiary controlled by the Company shall not be considered as having a personal interest in a transaction between the Company and the subsidiary due to his being an officer in both companies or due to his being a shareholder or holder of securities exercisable for shares of the Company.  An officer of several subsidiaries of the Company that are controlled by the Company, shall not be considered as having a personal interest in a transaction between the said subsidiaries, due to his being an officer in the transacting parties.

(c)
A transaction of the Company with one of its officers and transaction of the Company with another Person in which the Company officer has a personal interest, which is an extraordinary transaction, shall be approved by the Audit Committee and then by the Board of Directors of the Company.

(d)	An officer owes a fiduciary duty to the Company, shall act in good faith and in its interests, including –

a.	he shall refrain from any action constituting a conflict of interests between fulfilling his function in the Company and fulfilling another of his functions or personal interests;

ICL Group Ltd. – Articles of Association

b.	he shall refrain from any action constituting competition with the business of the Company;

c.	he shall refrain from exploiting a business opportunity of the Company with the object of personal gain for himself or another;

d.	he shall disclose to the Company any item of information and shall convey to it any document relating to its affairs, which comes into his possession in his capacity in the Company.

(e)
The Company may approve any of the actions listed in Article 89(d) above, provided that the officer acted in good faith and the action or its approval does not harm the good of the Company, and provided that the officer disclosed to the Company, a reasonable time prior to the date of discussion of the approval, the nature of his personal interest in the action, including any material document or fact.

(f)	In this Article 89:

"extraordinary transaction" means – a transaction which is not in the normal course of the Company's business, or a transaction which is not on market terms, or a transaction liable to have a material effect on the profitability, assets or liabilities of the Company.
90.
Subject to the provisions of any law, the Company may approve payment to any Director, of any amount which the Company deems appropriate as remuneration for his service as a Director and/or for his participation in meetings of the Board of Directors and/or meetings of the boards of directors of companies held by the Company and/or meetings of Board of Directors' committees and/or as reimbursement for expenses incurred for participation in the aforementioned meetings and/or for additional services requested by the Boards of Directors or management.

Chairman of the Board and Vice-Chairman of the Board
91.	(a)	The Board of Directors shall elect one of its members to serve as Chairman of the Board, and it may terminate his office.

(b)	The Board of Directors may elect one of its members to serve as Vice-Chairman of the Board, whether permanently or for a particular meeting, and it may terminate his office if he was appointed.

(c)
If a Director ceases to serve as a Director in the Company and that Director is  Chairman of the Board or Vice-Chairman of the Board, his office as Chairman of the Board or as Vice-Chairman of the Board, as the case may be, shall cease automatically.

(d)
In the absence of the Chairman of the Board, the Vice-Chairman of the Board shall serve as Chairman of the Board, and he shall have all the powers and authority granted to the Chairman of the Board in these Articles of Association.

ICL Group Ltd. – Articles of Association

The Work of the Board of Directors
92.	(a)	The Chairman of the Board shall call the meetings of the Board of Directors according to the needs of the Company.

(b)
The Board of Directors shall convene for meetings according to the needs of the Company and as required by law. The Chairman of the Board shall call the meetings of the Board of Directors and shall determine their time, place and agenda. The agenda of the Board of Directors meetings shall include subjects determined by the Chairman of the Board, subjects determined as provided in Article 92(e) below, and any subject which a Director or the CEO has requested a reasonable time prior to the convening of the Board of Directors, that the Chairman of the Board includes on the agenda.

(c)	As a rule, the meetings of the Board of Directors shall be held in Israel.

A change, amendment to cancellation of thus Article 92(c) shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action, which contravenes or does not comply with the provisions of this Article 92(c), shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.
(d)	The Chairman of the Board may convene a meeting of the Board of Directors at any time.

(e)
The Chairman of the Board shall convene a meeting, on a subject which will be described, upon the demand of one Director, or where notice or a report of the CEO on an action of the Board of Directors is required , or where the auditor of the Company notifies the Chairman of the Board of material faults in the audit of the Company's books.

If a meeting of the Board of Directors is not convened within 14 days of the date of the demand or from the date of the notice or report of the CEO or from the date of the notice of the auditor, each of those listed above may convene a meeting of the Board of Directors, which shall discuss the subject described in the demand, notice or report, as the case may be.
93.	(a)	An invitation to a meeting of the Board of Directors shall be made in writing, by telephone, by facsimile or by email and shall be delivered to the Directors at least 48 hours prior to the date set for the meeting, unless the Chairman of the Board, and in his absence the Vice-Chairman of the Board, determines that an urgent meeting of the Board of Directors must be held, in which case the invitation to the Board of Directors can be at shorter notice before the meeting, as the Chairman of the Board or the Vice-Chairman decides, as the case may be. The invitation to a meeting of the Board of Directors shall state the date and time of the meeting, the place where it will convene, and give reasonable detail of the subjects on the agenda.

(b)
A Director who is an Israeli resident, who is out of the country at any time, shall not be entitled, during his absence, to receive an invitation to a meeting of the Board of Directors, but his substitute shall be notified if, subject to the provisions of Article 97 of these Articles of Association, the Director is entitled to appoint a substitute.

94.
The Chairman of the Board, and in his absence the Vice-Chairman of the Board, shall chair every meeting of the Board of Directors. If there is no such chairman or if he is not present after the elapse of 15 minutes from the time set for the meeting, or if he does not wish to chair the meeting, the members of the Board of Directors who are present at the meeting shall elect one of themselves to chair that meeting.

ICL Group Ltd. – Articles of Association

95.	The quorum for meetings of the Board of Directors is a majority of the members of the Board of Directors.

96.	Resolutions of the Board of Directors shall be adopted by a majority of those participating in the vote. If the vote is tied – the Chairman of the Board shall have a casting vote.

97.	(a)	Subject to the provisions of this Article, a Director can appoint another Person who is qualified to be appointed as a Director and who is not serving as a Director or as a substitute Director in the Company, and who shall be approved by the Board of Directors, as a substitute Director, and he may cancel his appointment, all in compliance with the provisions of Article 82(d) of these Articles of Association. The Board of Directors, at its exclusive discretion, can at any time cancel the appointment of a substitute Director. The appointment of a substitute Director and the cancellation of his appointment shall be effected by giving notice thereof to the Company, in Writing or in another way, as the Board of Directors shall decide.

Unless determined otherwise in these Articles of Association, a substitute Director shall be considered as a Director in all matters and respects, except in the matter of appointing a substitute Director and he shall bear responsibility for his actions as a substitute Director. The appointment of a substitute Director shall not negate the responsibility of the Director for whom he substitutes, and it shall apply with attention to the circumstances of the matter, including the circumstances of the appointment of the substitute Director and the duration of his tenure.
(b)
Notwithstanding the provisions of Articles 97(a), a substitute Director who is a serving Director can be appointed for a member of a committee of the Board of Directors, provided that the candidate to serve as substitute Director  for the committee member does not serve as a member of the same committee, and if he is a substitute Director for an external Director, the candidate for the external Director shall have accounting and financial expertise or a professional qualification equivalent to that of the substituted Director.

(c)
Subject to the provisions of his letter of appointment, a substitute Director shall have the same authority as that of the Director whose substitute he is, except for the authority to appoint and substitute Director.

(d)	A substitute Director shall cease to serve as such if the office of the Director for whom he serves as substitute falls vacant for any reason.

(e)	A substitute cannot be appointed for an external Director other than as provided in Article 97(b) of these Articles of Association.

98.
Any meeting of the Board of Directors at which a quorum is present shall be empowered to exercise all the authority, powers of attorney and consideration vested at that time, according to the directives of the Company, in the Board of Directors or which are usually exercised by it.

99.
Subject to the provisions of the Law and these Articles of Association, including the provisions of Article 100, any actions taken by or pursuant to a resolution of the Board of Directors, or by a committee of the Board of Directors, or by any Person serving as a Director, shall be valid even if it is found thereafter that there was a fault in the appointment of those Directors (except for a fault relating to appointment of a Director who is not a citizen or resident of Israel, as a result of which the majority of the members of the Board of Directors are not citizens and residents of Israel, in contravention of Articles 82(d) and 83 of these Articles of Association) or that committee, or that all or one of them were disqualified, as if each of them was duly appointed and as if they had the qualifications required to be a Director or as if that committee was duly appointed.

ICL Group Ltd. – Articles of Association

100.
Any organ of the Company may approve any action within its purview and which was carried out without authorization by another organ of the Company or in excess of its authority, and from the time of approval, the approved actions shall be seen as if they were carried out from the outset within the purview of the organ authorized to carry it out, all as the case may be, and provided that decisions which were approved as aforesaid received the approvals required by the provisions of the Law (insofar as it applies to the Company) and subject to the provisions of the Law.

The aforesaid notwithstanding, approval of the General Meeting for an action carried out by the Board of Directors, if at the time it was carried out a majority of the members of the Board of Directors were not citizens and residents of Israel, shall be subject also to the approval of the holder of the Special State Share.
101.
The Board of Directors may hold a meeting both by actually convening for discussion and by telephone conference call and/or video conference call for holding a discussion, or by any other reasonable means for holding a discussion, which is decided upon by the Board of Directors, provided that all the participating Directors can hear each other simultaneously. The Company Secretary or a person acting on his behalf, shall take minutes at the meeting and the minutes shall be signed by the Chairman of the Board.

102.
The Board of Directors may adopt resolutions even without actually convening, provided that all the Directors who are entitled to participate in the discussion and vote on the matter brought for a decision have agreed not to convene to discuss that matter.  A resolution adopted without actually convening and to which all the Directors have agreed in Writing, by telephone or by facsimile, or by telegram, or by electronic mail, or by any other reasonable means as the Board of Directors may decide from time to time, shall have the same effect for any purposes whatsoever as if it were adopted at a meeting of Board of Directors formally convened, provided that the Company Secretary or a person acting on his behalf records minutes of the resolutions (including the resolutions not to convene) and the minutes shall be signed by the Chairman of he Board.

103.	(a)	The Board of Directors may establish from among its members permanent or ad hoc committees, and it may delegate of its powers to such committees, except on the subjects listed in Section 112(a) of the Law, on which it may delegate of its power to Board of Directors committees for a recommendation only, or to the Genera Manager as it sees fit and subject to the provisions of the Law. A Person who is not a member of the Board of Directors can serve also on a committee of the Board of Directors whose function is to advise the Board of Directors or to make recommendations only.

(b)
The Board of Directors may rescind a resolution of a committee, which it appointed, but such rescission shall not prejudice the validity of a resolution pursuant to which the Company acted towards another Person who did not know of its cancellation.

104.	The Board of Directors may cancel or change, from time to time, the delegation of authority it made pursuant to this Article.

105.
The Board of Directors shall appoint an audit committee from among its members, the number of whose members shall be not less than three, and the provisions of the Law shall apply to its appointment, its members, its powers, attendance of its meetings and discussions, and its functions.

106.
The provisions of these Articles of Association regulating the meetings and discussions of the Board of Directors shall apply also, mutatis mutandis, to meetings and actions of the Board of Directors committees and their discussions, unless determined otherwise in accordance with any law.

Without derogating from the generality of the aforesaid, and subject to  any law, the quorum required for conducting the affairs of a Board of Directors committee shall be a majority of the members of the committee. The Board of Directors shall appoint a chairman for each Board of Directors committee. The Chairman of the Audit Committee shall be one of the Company's external directors. Every resolution shall be adopted by a majority vote, and in the event of a tied vote, the chairman of the committee shall not have an additional or casting vote.

ICL Group Ltd. – Articles of Association

The Powers of the Board of Directors
107.
The Board of Directors shall outline the policy of the Company and oversee the performance and actions of the CEO. All as prescribed in the Law. The Board of Directors shall have all the authority and powers and shall be competent to take all the actions which the Company may exercise and take pursuant to these Articles of Association or the Law, and which these Articles of Association or the Law do not direct or require to be exercised or taken by another organ of the Company, all subject to the provisions of the Companies Law, these Articles of Association and any resolutions which do not conflict with the provisions of the above regulations and which shall be determined by the Company at the General Meeting, provided that no such resolution shall cancel the legal validity of an action taken prior thereto or by the Board of Directors or in accordance with its directives and which would have been legally valid if not for that resolution.

108.
Without prejudice to the general powers vested in the Board of Directors in Article 197 of these Articles of Association, and the other powers granted it by law and these Articles of Association, and without thereby limiting or narrowing in any way whatsoever those powers or any of them, it is hereby expressly declared that the Board of Directors shall have the following powers:

(a)
To open, manage, defend, settle or abandon any legal proceedings for or against the Company or against its staff or relating in another way to its affairs, including arbitration proceedings, and to settle and extend the time for repayment or clearance of any debt payable, or claims or demands by the Company or against it, all where the matter concerns legal proceedings which are material to the Company.

(b)
To determine, from time to time, the signatory rights in the Company, including who shall be entitled to sign in the name of the Company on bills of exchange, promissory notes, receipts, takings, assigns, checks, dividend certificates, releases, contracts and other documents of any kind and type.

(c)
Subject to the provisions of the Law and these Articles of Association, to appoint and also, at its discretion, to remove, dismiss or suspend officers, excluding Directors, as the Board of Directors sees fit from time to time, and to define their authority and duties and to set their salaries and demand securities, in such cases and in such amounts as the Board of Directors deems appropriate.

(d)
At any time and from time to time, to appoint, under powers of attorney, any Person or Persons to be the legal representative or legal representatives of the Company for such purposes and with such authority and discretion (which shall not exceed those vested in or exercisable by the Board of Directors under these Articles of Association), and for such period and subject to such terms as the Board of Directors sees fit from time to time, and any such appointment can be given (if the Board of Directors sees fit) to any company or its shareholders, members of its Board of Directors, the representatives or managers of any company or firm or to whomever is named by any company or firm, or in another way to any varying group of Persons, whether appointed  directly or indirectly by the Board of Directors.

ICL Group Ltd. – Articles of Association

Any power of attorney as aforesaid can contain the same powers for the defense or convenience of Persons who come into contact with such legal representatives, as the Board of Directors deems appropriate.
(e)
The Board of Directors may appoint on behalf of the Company the legal counsel of the Company, to represent the Company before any court of law, legal bodies and quasi-legal bodies, government, municipal or other entities or ministries in or outside Israel, and it may vest in the legal counsel of the Company those powers which the Board of Directors deems appropriate, including the authority to delegate all or some of its powers to another or others.

109.	Without derogating from its other functions, the Board of Directors –

(1)	shall determine the plan of action of the Company, the principles for financing them and the order of priority among them;
(2)	shall review the financial condition of the Company, and to determine the credit framework that the Company is permitted to take upon itself;
(3)	shall decide on the organizational structure and the salary policy;
(4)	may decide on an issue of series of debentures;
(5)	is responsible for the preparation and approval of the financial statements;
(6)	shall report to the Annual Meeting on the state of the Company's affairs and on its business results;
(7)	shall hire and fire the CEO;
(8)	shall decide on actions and transactions requiring its approval according to the Articles of Association or according to the Provisions of Sections 255 and 268 – 275 of the Companies Law;
(9)	may allot shares and securities convertible to shares up to a limit of the registered share capital of the Company;
(10)	may decide on a distribution as provided in Sections 307 and 308 of the Companies Law;
(11)	shall give its opinion on a special tender offer.
(12)
Subject to the provisions of the Companies Law and its regulations, the Board of Directors shall determine the minimum number of Directors required on the Board of Directors who must have accounting and financial expertise, taking into consideration, inter alia, the type of Company, its size, the scope and complexity of its operations, and subject to the number of Directors prescribed in the Articles of Association.

110.
The Board of Directors shall ensure that the financial statements of the Company are drawn up each year, as well as any other report, which the Company is required to update pursuant to the provisions of any law.

111.
The Board of Directors may, at any time it deems necessary, demand of the Chairman of the Board and/or the CEO of any company in the ICL Group Ltd. concern, a report and information in their possession on any matter, which in the opinion of the Board of Directors, relates to the affairs of the ICL Group Ltd. concern.

Internal Auditor
112.	(a)	The Board of Directors shall appoint to the Company, according to the proposal of the Audit Committee of the Company, an internal auditor. The appointment, powers and responsibility of the Internal Auditor shall be as prescribed in the Law.

ICL Group Ltd. – Articles of Association

(b)	The organizational superior of the Internal Auditor shall be the Chairman of the Board and/or the CEO, as the Board of Directors shall decide.

(c)	The Internal Auditor shall submit an annual or periodic work plan for the approval of the Audit Committee, and the Audit Committee shall approve it with any changes it considers necessary.

CEO
113.	The Board of Directors shall appoint a CEO of the Company.

114.	The CEO is responsible for the day-to-day management of the Company's affairs in the framework of the policy set by the Board of Directors and subject to its directives.

115.	(a)	The CEO shall have the executive and managerial powers not vested in the Law or the Articles of Association in another organ of the Company, and he shall be under the supervision of the Board of Directors.

(b)	The CEO may, with the approval of the Board of Directors, delegate of his powers to another, who is subordinate to him.

116.	The salary, social benefits, benefits, grants and other terms of employment of the CEO shall be determined by the Board of Directors.

117.	(a)	The CEO shall answer to the Board of Directors in every matter, and he must notify the Chairman of the Board without delay, of any extraordinary matter which is material to the Company. If the Company has no Chairman of the Board or if he is prevented from fulfilling his function, the CEO shall give such notice to any of the members of the Board of Directors.

(b)
The CEO must report to the Board of Directors on subjects, at times and in a scope determined therefor by the Board of Directors. The Chairman of the Board may, at any time, on his own initiative or pursuant to a resolution of the Board of Directors, demand reports from the CEO on matters relating to the business of the Company.

(c)
The CEO shall deliver, once every three months, to the holder of the Special State Share, a report on all the transaction in assets which were approved by the Board of Directors in the three months preceding the date of the report, on changes in the holdings in the share capital and on voting agreements which he knows to have been signed, if signed, in that period among the shareholders of the Company.

A change, amendment to cancellation of thus Article 117(c) shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action, which contravenes or does not comply with the provisions of this Article 117(c), shall be void and invalid without receipt of the consent of the holder of the Special State Share.
Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.
118.	(a)	The CEO shall cease to serve in any one of these:

(1)	he resigned by delivering a letter of resignation to the Chairman of the Board;

(2)	the Board of Directors removed him from his office in a resolution adopted by a majority of those participating in the vote;

ICL Group Ltd. – Articles of Association

(3)	he was disqualified from serving according to the Companies Law or another law

(4)	the Company went into liquidation.

(b)	The tenure of the CEO having expired, the Board of Directors may appoint an Acting CEO until a CEO is appointed in accordance with Article 113 of these Articles of Association.

119.	(a)	The Board of Directors may suspend the CEO if it has grounds for suspecting that he has committed a criminal offense which caused the Company losses.

(b)	If the CEO was suspended, the Board of Directors may appoint an Acting CEO for the period of his suspension.

Shareholders Register
120.	The Company shall prepare and maintain a Shareholders Register, and shall record therein the following details:

(a)	For registered shares –

(1)	the name, ID number and address of each shareholder, all as conveyed to the Company;

(2)
the quantity of shares and the class of shares owned by each shareholder, noting their par value, if it exists, and if any sum has not yet been paid on account of the consideration determined for the share – the sum not paid;

(3)	the date of allotment of the shares or the date of their transfer to the shareholder, as the case may be;

(4)	if the shares are marked with serial numbers, the Company shall note alongside the name of each shareholder the numbers of the shares registered in his name;

(5)	if the share was registered in the name of a nominees company or a trustee, the name of the nominees company or the trustee shall be noted.

(b)	For treasury shares as defined in the Law – also their number and the date on which they became treasury shares, as known to the Company.

121.
The Company shall prepare and maintain, in addition to the Shareholders Register, the Material Shareholders Register, and shall safeguard therein the reports it received in accordance with the Securities Law,  concerning the holdings of material shareholders in the Company.

122.
The Shareholders Register and the Material Shareholders Register shall be kept in the head Office of the Company, and other than at times when they are closed pursuant to the provisions of the Companies Law, they shall be open during normal working hours and can be read by any Person.

ICL Group Ltd. – Articles of Association

Additional Shareholders Register outside Israel
123.	The Company may maintain an additional shareholders register outside Israel.

124.	The Company shall note in the Shareholders Register the number of shares registered in the additional shareholders register and their numbers, if they are marked with numbers.

Minutes
125.	(a)	The Board of Directors shall ensure that minutes are properly taken in books prepared for this purpose, concerning:

(1)	the names of the Directors who are present at each meeting of the Board of Directors and at each meeting of a Board of Directors committee.

(2)	The names of the shareholders participating in each General Meeting.

(3)	The directives issued by the Board of Directors to the Board of Directors committees.

(4)	The resolutions and summary of the discussions at General Meetings, Board of Directors meetings and the meetings of Board of Directors committees.

Every such minutes from a Board of Directors meeting or from a meeting of a Board of Directors committee or from a General Meeting of the Company, if seen to be signed by the Director who conducted the meeting or by the chairman of that meeting, shall be accepted as prima facie evidence of the matters recorded therein.
(b)	The books of minutes of the General Meeting shall be kept in the head Office, and shall be open for scrutiny by the shareholders, free of charge.

Rights of Action and Signature in the name of the Company
126.
The Board of Directors may empower any Person, even if not a Director, to act and to sign in the name of the Company, and any actions and signatures of such Person shall bind the Company if and to the extent that he acted and signed within his aforementioned purview.

Stamp
127.	The Company can make a Stamp or rubber stamp for imprinting on documents.

Company Secretary
128.	The Board of Directors may appoint a Person from time to time to be the Company Secretary, dismiss him and appoint another in his stead, and determine his functions and authority.

Dividends and Bonus Shares
129.	The Board of Directors and the Company shall decide on the distribution of dividends and on the issue of bonus shares, all in accordance with the provisions of the Law.

130.
The Board of Directors may, but is not required to, as it deems useful and appropriate, appoint trustees for those registered shareholders who have not fulfilled their duty to notify the Company of change of address and who have not approached the Company for receipt of dividends, shares or bonds from capital or other rights of benefit during the aforesaid period. These trustees shall be appointed for the realization, collection or receipt of dividends, shares or bonds from capital and rights to subscribe for shares not yet issued which are offered to the shareholders, but may not transfer the original shares in respect of which they were appointed and may not vote by virtue thereof. Every condition of the trusteeship shall be made contingent by the Company that upon first demand by a shareholder in respect of whom the trustees serve, the trustees shall be bound to return to that shareholder the share in question or all the rights held by them for him (all as the case may be). Any action and arrangement made by these trustees and any agreement between the Directors and these trustees shall be valid and binding upon all those concerned. If trustees are appointed as aforesaid, the Company shall publish notice in two Israeli daily newspapers of wide circulation concerning the appointment.

ICL Group Ltd. – Articles of Association

131.
The Board of Directors may determine, from time to time, the method of payment of the dividends or distribution of the bonus shares and the arrangements in connection therewith, to registered shareholders. Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividend or moneys in respect of shares by sending a check by registered mail to the address of the shareholder as written in the Shareholders Register. Any such dispatch of a check as aforesaid shall be done at the shareholder's risk. The Board of Directors may also determine that the payment shall be made at the Office or anywhere else it may decide upon.

132.
The Board of Directors may deduct from any dividend, grant or other moneys payable in connection with shares held by a member which are not yet fully paid up, whether he is their sole owner or a joint owner with another, any sum of money payable by him which he must clear, alone or jointly with any other Person, to the Company on account of payment, etc.

Financial Statements and Appointment of an Auditor
133.	The Company shall keep accounts and draw up financial statements in accordance with the provisions of the Law.

134.
The Company shall appoint, at each Annual Meeting, an auditor who shall serve in that capacity until the next Annual Meeting. The General Meeting may appoint an auditor to serve for a longer period which shall not extent beyond the Annual Meeting after the one at which it is appointed. The Company may appoint a number of auditors to carry out the auditing work jointly. The appointment, termination, authority, rights, and functions of the auditor shall be determined according to that prescribed in the Law. The fees of the auditor for the auditing and for additional services shall be set by the Board of Directors at its discretion.

135.	The auditor shall receive an invitation to every Annual General Meeting of the Company, and may express his opinion there on everything connected with the fulfillment of his function.

136.
The auditor is required to deliver to the Board of Directors upon its demand, information about the affairs of the Company, to carry out a special audit in the Company and to deliver a report on its results.

Office
137.	The Office shall be in Israel, at a location decided from time to time by the Board of Directors.

Notices
138.
The giving of notices or the delivery of documents in accordance with the provisions of any law or pursuant to these Articles of Association shall be carried out in the ways mentioned in this section hereunder, at the discretion of the Board of Directors and subject to any law.

The aforesaid notwithstanding, Notices to the holder of the Special State Share shall be in Writing, sent by registered mail, and in accordance with the provisions of these Articles of Association.

ICL Group Ltd. – Articles of Association

139.
The Company may deliver a notice or document, except for notice of the convening of a General Meeting (hereinafter in this section: the " Notice"), to a shareholder, whether by delivery by hand or by mail to his address as written in the Shareholders Register, or if no such address is written, to the address he gave to the Company for delivery of a Notice to him. If a Notice is sent by mail, it shall be deemed to have been properly delivered if the above address is written, stamps are affixed as required and the letter containing the Notice is sent by mail. Delivery shall be deemed made when the letter was delivered in the normal way by mail, and in any case, for an address in Israel, not more than three days, and for a letter to outside Israel, not more than fourteen days, from the date on which the letter containing the Notice was sent by mail. Notice of a General Meeting shall be sent as prescribed in the Law and in its concomitant Regulations.

The aforesaid notwithstanding, a Notice to the holders of the Special State Share shall be sent by registered mail.
140.
The Company may deliver any Notice to the shareholders, including a Notice concerning the convening of a General Meeting, by publishing the Notice in two daily Israeli Hebrew-language newspapers of wide circulation, and the date of publication in the newspaper shall be considered the date on which the Notice was received by the shareholders.

141.	For joint owners of a share, the Company may deliver a Notice or document by sending them to the joint owner listed first in the Shareholders Register for that share.

142.
As long as a Notice must be given several days in advance or for a Notice which remains in effect for a certain period, the date of delivery shall be counted in the number of days or the period unless determined otherwise. If a Notice is given in more than one of the ways mentioned above, it shall be deemed to have been received on the earliest date.

143.	Delivery of a Notice or document to one of the family members living with the Person for whom it is intended, shall be deemed to be delivery into the hands of that Person.

144.
Subject to the provisions of any law, a shareholder, Director, CEO or other Person who is entitled to receive a Notice pursuant to these Articles of Association or the Law, may waive its receipt, whether in advance or retroactively, whether in a specific instance or in general, and having done so, he shall be considered as having duly received the Notice, and any proceeding or action in respect of which the Notice was to have been given shall be deemed as valid and abiding.

145.
A Person who became entitled to any share by virtue of law, transfer or in any other way, shall be related in any Notice in respect of such share, which was properly delivered before his name was registered in the Shareholders Register, to the Person from whom his right to the share derives.

146.
Any Notice which is sent by mail to a shareholder or which is left at his registered address as prescribed in these Articles of Association, or which was published in the newspaper in accordance with Article 140 of these Articles of Association, and any Notice of a General Meeting which was delivered as prescribed in the Law and in its concomitant Regulations, then even if that shareholder has died – and it is immaterial whether the Company knew of his death or not – the Notice shall be considered as having been properly delivered at its destination in relation to all registered shares, whether they were held by that shareholder separately or jointly with other Persons, until another Person is registered in his stead as the owner or joint owner thereof, and such delivery shall be considered, for all the purposes of these Articles of Association, as sufficient delivery of the Notice or the Notice of a General Meeting to his personal representative and to all Persons, if any, who have a joint interest with him in those shares.

ICL Group Ltd. – Articles of Association

Liquidation
147.
In the matter of Article 8(a)(5) of these Articles of Association, anyone who submitted an application for shares and the shares have not yet been allotted to him, shall be considered, prior to liquidation, as if the shares included in his application had been allotted to him and the sum payable on account of the par value of those shares had been paid up.

148.
Subject to the provisions of the Law and the provisions of the Companies Ordinance (New Version), 5743-1983 (as long as it remains in effect or any law that supersedes it), the liquidator, upon a resolution of the General Meeting, may distribute the surplus assets in kind among the shareholders, in whole or in part, and the liquidator may also, upon a resolution of the Company as aforesaid, deposit any part of the surplus assets in the hands of the trustees, who will hold them in trust for the shareholders as the liquidator sees fit. For the distribution of surplus assets in kind, the liquidator may determine the fair value of the assets to be distributed, and decide how the distribution will be carried out among the shareholders, taking into consideration the rights attaching to the various classes of shares in the Company which they hold.

Merger
149.	Approval of a merger in accordance with Chapter One of Part Eight of the Companies Law shall require the approval of the General Meeting by a simple majority of those present and voting.

Indemnification, Exemption and Insurance of Officers
150.
Subject to the provisions of the Companies Law ~~and~~, the Securities Law and Competition Law, the Company may provide an undertaking to indemnify an Officer in the Company for a liability or expense as described below, which was imposed upon him or which he incurred due to an action ~~he took~~or omission in his capacity as an Officer ~~of the Company~~, in each of the following instances:

(a)	A monetary liability imposed upon him in favor of another Person in a court decision, including a decision given in a settlement or in an arbitrator's award approved by a court of law.

(b)
Reasonable litigation expenses, including attorney's fees, incurred by an Officer due to an investigation or proceeding conducted against him by an authority competent to conduct an investigation or proceeding, and which ended without an indictment being filed against him and without any financial penalty being imposed upon him in lieu of a criminal proceeding, or which ended without an indictment being filed against him but with the imposition of a financial liability in lieu of a criminal proceeding that does not require proof of criminal intent or in connection with a financial sanction.

In this clause – "a proceeding which ended without an indictment being filed against him on a matter for which a criminal investigation was opened" and "financial penalty in lieu of a criminal proceeding" – as referred to in Section 260(a)(1a) of the Companies Law, as may be amended from time to time.

ICL Group Ltd. – Articles of Association

(c)
Reasonable litigation expenses, including attorney's fees, incurred by an Officer or which he was ordered to pay by a court of law, in a proceeding filed against him by the Company or in its name or by another Person, or in a criminal indictment of which he was acquitted, or in a criminal indictment in which he was convicted of an offense which does not require proof of criminal intent.

(d)	Expenses ~~that he~~ incurred by an Officer in connection with an administrative proceeding conducted against ~~him~~the Officer, including reasonable litigation expenses, including lawyers' fees.

(e)
Payment to a victim of breach in connection with an administrative proceeding as provided in Section 52N4(A)(1)(a) of the Securities Law, as may be amended from time to time ("Payment to a Breach Victim").

(f)	Expenses incurred by an Officer in connection with a proceeding conducted under the Competition Law, including reasonable litigation expenses, including lawyers' fees; and

(g)
Indemnification, as mentioned above in this in Article 150, may be given by way of an undertaking in advance to indemnify, as follows: (1) as stipulated in sub-section (a) above, provided that the undertaking to indemnify is limited to events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking to indemnify, and to a sum or criterion determined by the Board of Directors as reasonable in the circumstances of the case, and that the undertaking to indemnify lists the events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking in view of the Company's actual activity, and the sum or criteria specified by the Board of Directors are reasonable under the circumstances; (2) in respect of the events specified in sub-sections (b)-(~~e~~f) above (inclusive): or by way of indemnification ex post facto, and all as stipulated in Section 260(b) of the Companies Law and Section 56H(b) of the Securities Law, as may be amended from time to time.

(~~g~~h)	Any other expense or liability permitted for indemnification according to the Companies Law.

151.
Subject to the provisions of the Law, the Company may exempt an Officer in advance from his liability, in whole or in part, for damage due to infringement of the duty of care toward it, except due to breach of the duty of care in a distribution.

152.
Subject to the provisions of the Companies Law, Securities Law and Competition Law, the Company may enter into a contract for insurance of the liability of ~~one of~~ its Officers due to a duty imposed upon ~~him~~an Officer for an action or omission he took in his capacity as an Officer, in each of these:

(a)	breach of the duty of care toward the Company or toward another Person;

(b)	breach of fiduciary duty toward it, provided that the Officer acted in good faith and had reasonable grounds for assuming that the action would not harm the interests of the Company;

(c)	a monetary liability imposed upon him in favor of another Person.

(d)	expenses that an Officer incurred in connection with an administrative proceeding conducted against ~~him~~the Officer, including reasonable litigation expenses, including lawyers' fees.

(e)	payment to a breach victim.

(f)	expenses incurred by an Officer in connection with a proceeding conducted under the Competition Law, including reasonable legal expenses, including lawyers' fees.

ICL Group Ltd. – Articles of Association

153.
The Company may not enter into a contract for insurance of the liability of one of its Officers, or adopt a resolution concerning indemnification of an Officer or adopt a resolution exempting an Officer from his liability toward the Company, for each of these:

(a)	breach of fiduciary duty, except for the matter of indemnity and insurance for fiduciary duty, as prescribed in Article 152(b) above;

(b)	deliberate or reckless breach of the duty of care, except if done negligently only;

(c)	an action taken with the intention of making unlawful personal gain;

(d)	a penalty or fine imposed upon him.

Change of the Articles of Association
154.
The Company may change the Articles of Association by a resolution passed at the General Meeting by a simple majority of the shareholders who attend and vote, excluding abstentions. A change in the rights attaching to the Special State Share requires the consent of its holder, all as provided in Article 8|(b) above.

Annex B – Annotated Exemption, insurance and indemnification Undertaking for ICL’s 2024 Annual General Meeting

                                                                                                                                                        _______ 2024

To: Ms./Mr.

Re: Notice of Exemption from Liability, Insurance, and
 Undertaking to Indemnify

1.
The Company hereby commits itself to grant you indemnity, insurance and an exemption from liability, as defined in Chapter 3, Article C of the Companies Law 5759-1999 (hereinafter, “the Companies Law”), and in compliance with its authority pursuant to its regulations, commencing from the day of approval of your appointment by the Company's Board of Directors.

Exemption from Liability

2.	The Company exempts you, in advance, from liability for damages that have been and/or will be the case of a breach of your duty of care, with the exemption of the duty of care in distribution.

Insurance

3.
The Company will act to ensure that you are covered by a Directors and Officeholders Liability Policy. The insurance will be arranged with one of the leading insurance companies in Israel or abroad, at the discretion of the Company.

4.
The aforementioned insurance will provide you with coverage through the entire period of your service as a director/officeholder, and also when you cease serving as a director/officeholder as described in section 7, below. The insurance coverage will apply to all acts or omissions for which it is customary to insure officeholders according to the insurance conditions accepted at the time by leading companies in the economy and within the framework of the law, whether the act or event occurred in Israel or abroad, whether the suit was filed or conducted in Israel or abroad.

Without detracting from the generality of the aforementioned statement, the insurance coverage will apply to all liability imposed upon you as a result of an action you took by virtue of your being officeholder in the Company, in any of the following:

4.1.	Violation of the duty of care towards the Company or another person;

4.2.
Violation of fiduciary duty towards the company , only on the condition that you acted in good faith and you had a reasonable basis to assume that the action would not be detrimental to the good of the Company;

4.3.	Financial liability imposed on you for the benefit of another person.

5.
The amount of insurance stated in the insurance policy, which shall be renewed annually, will be determined from time to time by the authorized bodies, according to the Companies Law but will not be less than the equivalent in NIS of USD 60 (sixty) million. The amount of the deductible required of you for each insurance event will not exceed the equivalent in NIS of USD 1,000 (one thousand).

6.	It is hereby clarified that you must cooperate with the insurance company, provide all information required and comply with all instructions of the policy regarding your defense against the suit.

7.
The Company undertakes to maintain the validity of the insurance throughout the entire period of your service as a director/officeholder and for a period of 10 years after you cease serving as a director/officeholder, to renew the insurance policy on time and to bear all of the expenses for premium and other related expenses.

8.	It is hereby clarified that the insurance covered shall not apply in the following cases:

8.1.	Violation of fiduciary duty, except in cases in which you acted in good faith and you had reason to assume that the action would not be detrimental to the good of the Company;

8.2.	Violation of the duty of care, if done intentionally or with haste;

8.3.	You acted with the intention of producing illegal personal gain;

8.4.	A fine or forfeit is imposed upon you.

Indemnification

9.
The Company irrevocably undertakes to indemnify you for any act or omission that you take and/or will take by virtue of your position in the Company and subsidiary and/or related companies, whether directly or indirectly, during the period that you are an officeholder in the Company, including:

9.1.
Financial liability imposed upon you for the benefit of another person by a court ruling, including a ruling given in the case of a compromise and/or arbitration agreement that was confirmed by a court, on the condition that the liability is related, directly or indirectly, to one or more of the events listed in section 9.7 of this Notice, and/or any other section thereof, or related thereto whether directly or indirectly, and furthermore the amount of indemnity will not exceed the amount stated in section 9.8, below;

9.2.
Reasonable litigation expenses, including fees for an attorney, incurred by you in consequence of an investigation or proceeding filed against you by an authority that is authorized to conduct such investigation or proceeding, and that ended without the filing of an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that ended without filing an indictment against you but with imposing on you a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent, or related to financial sanctions. In this section, “ended without the filing of an indictment in the subject of the criminal investigation” “financial obligation in lieu of a criminal proceeding” are used according to their meaning in section 260(a)(1a) of the Companies Law, as amended from time to time;

9.3.
Reasonable litigation expenses, including fees for an attorney, that you paid or are obligated to pay by a court for a proceeding filed against you by the Company or on its behalf or by another person, or for a criminal indictment in which you were acquitted or a criminal indictment in which you were convicted for an offense that does not require proving criminal intent.

9.4.	Expenses related to an administrative proceeding conducted in your case, including reasonable litigation expenses, including fees for an attorney;

9.5.
Payment made to a victim of a violation related to an administrative process as stated in section 52.54(a)(1)(a) of the Securities Law 5728-1968 (hereinafter, the “Securities Law”) as amended from time to time (hereinafter, “payment to victims of a violation”); and

~~9.5.~~9.6.	Expenses incurred in connection with a proceeding conducted under the Competition Law, 5748-1988, including reasonable litigation expenses, including attorney’s fees.

~~9.6.~~9.7.	Without detracting from the generality of the above, the indemnification will apply to liabilities resulting from or related to acts or omissions in the following cases or events:

1.
Security offerings made by the Company and/or by any other shareholder to the public and/or not to the public, by means of prospectuses, notices, reports, tender offers and other processes including a prospectus of the Company published with regard to a sale offer from the State to employees of the Company and the public.

2.
Acts resulting from the Company being a public company and/or a company in which there is a special state share and/or because its securities offered to the public and/or are traded on the stock exchange.

3.	Events that had or are likely to have a material impact on the profitability of the Company and/or its subsidiary companies or their assets or their rights or their obligations.

4.
Acts related to underwriting, management, consultation or other services that the Company and/or subsidiaries of the Company offer with respect to security prospectuses of various corporations to the public and/or not to the public by prospectus, profile, private allocation, agreement or any other manner.

5.
Acts related to investments made by the Company and/or subsidiaries of the Company that are implemented in stages before and/or after the investment for the purpose of entering into a transaction, its implementation, development, monitoring and supervision thereof including acts done on behalf of the Company and/or subsidiaries of the Company as a director/officeholder in the Corporation that is the object of the investment, and similar matters.

6.
Acts related to implementation of a “transaction” as defined in Section 1 of the Companies Law, including obtaining credit, transfer, sale or purchase of assets or liabilities, including securities, or in any other manner.

7.
Acts related to the acquisition or sale of companies, legal entities or assets as well as events related, directly or indirectly, to restraint of trade, anti-trust and competition, including restrictive trading agreements, monopolies, split-offs or mergers.

8.
Acts related to labor relations and commercial relations including those with employees, independent contractors, clients, suppliers and service providers of all types, including acts done in the name of the Company and/or subsidiaries of the Company as an officeholder.

9.
Acts related to changing the structure of the Company or its reorganization, or any decision related thereto including, but without limiting the generality of the aforementioned statement, a merger, split, change in the capital of the Company, the subsidiaries of the Company, their dissolution or sale, allotment or distribution.

10.
Reports or announcements required by the Companies Laws or the Securities Law including the regulations enacted pursuant thereto or by the laws and regulations on similar subjects in other countries or according to the rules and guidelines practiced on the Stock Exchange in Israel or abroad and/or the omission to submit any of the aforementioned reports or notices.

11.
Comments and statements made by you, including a statement of a position or opinion made in good faith by virtue of your position, including any made at a meeting of the Board of Directors or one of its committees.

12.	Acts related to your position in the Company, which have implications for the following events in subsidiaries of the Company or resulting from your service as an officeholder:

12.1	Events related to occupational safety, injury in the workplace and product quality, including bodily harm and damage to property.

12.2	Events related to manufacturing activity, including the construction and expansion of facilities, storage, transport and logistics, marketing activities, and research and development activities.

12.3
Events related, directly or indirectly to environmental damage and/or acts or omissions that caused or might cause damage to the environment, including the establishment, management, maintenance or activity of factory, plants or facilities, as well as activities of this type caused by the storage or transport of raw materials, products or waste, including bodily harm, damage to property or the environment.

~~9.7~~9.8.
The aggregate, maximum amount of indemnity that the Company shall pay to its all of its present and/or future officeholders pursuant to the current Notice of Undertaking for one or more of the types of eligible events listed in the Notice of Indemnification, will not exceed the equivalent in NIS of USD 300 million (three hundred million dollars) (hereinafter, “maximum indemnification amount”). The maximum indemnification amount or any part thereof will be paid to the officeholders according to the date on which the liability for which such indemnity is requested, was created.

~~9.8~~9.9.	The total amount of indemnity that the Company shall pay is additional to amounts received from the insurance company, if any, under the provisions of insurance purchased by the Company.

~~9.9~~9.10.
The undertaking for indemnification will be applicable both to proceedings against you during the term of your employment or service and to proceedings against you after the completion of your term, on the condition that these relate to actions you took as an officeholder or as a result thereof.

10.
Without detracting from the statement in section 9.8, above, in the event that the total amount of indemnity that the Company is required to pay for one event exceeds the maximum indemnification amount or the remaining unused portion of the maximum indemnification amount, the maximum indemnification amount or remaining portion thereof, as applicable, will be divided between the officeholders who are entitled to indemnification, so that the amount of indemnification actually received by each one of the officeholders is calculated as a proportion of the indemnification amount to which each of the officeholders is entitled for the liabilities and/or expenses which they must pay and the indemnification amount to which all of the said officeholders are entitled for the liabilities and expenses incurred from the same event.

11.
The indemnification amount actually paid will be limited only to amounts not covered by the insurance policy and/or not actually paid by the insurance company. You will not be entitled to payment for the Company for damages for which you have already received indemnification from another and/or from the Company.

12.
In the event that legal and/or administrative proceedings, including interrogations, (hereinafter, “the proceedings”) are brought against you or there is concern or a threat that such a proceeding will be brought against you, the Company will pay you up front, as an advance, amounts to which, according to its estimate, you are entitled as indemnity, to cover reasonable legal expenses, including counsel’s fees.

13.	When any event subject to indemnity occurs, the indemnity is subject to the following conditions:

13.1.
You shall notify the Company of every proceeding brought against you and any concern or a threat that such a proceeding might be brought against you, in a timely manner, immediately after you first become aware of such proceedings, and you shall provide the Company, or the person designated by the Company, with all documents you receive in connection with such proceedings, without delay.

13.2.	Furthermore, you must regularly update the Company on events about which there is concern that they might lead to proceedings being brought against you.

The Company will be entitled to take upon itself the handling of the aforementioned proceedings and/or refer their handling to an attorney that the Company selects for this purpose, unless that attorney is unacceptable to you for reasonable reasons or because of circumstances that, in your opinion or the opinion of the attorney, create a conflict of interest between your defense and the defense of the Company.

The Company and/or the aforementioned attorney may act independently when handling the aforementioned proceedings (but providing you with regular reports and consulting with you and your legal counsel) and bring the proceedings to a conclusion as it sees fit.

At the request of the Company, you shall sign on any document authorizing the Company and/or the aforementioned attorney to handle your defense on your behalf in the aforementioned proceedings and represent you in all related matters, in accordance with the above.

In order to remove any doubt, it is clarified that the Company and/or aforementioned attorney may not, in the context of criminal proceedings, plead guilty to any charges in your name or agree to any plea bargain without your consent. Furthermore, the Company and/or the attorney may not, in the context of civil proceedings, admit in your name (whether in court or negotiations for compromise) to the existence of any events to which you are not entitled to indemnity under the provisions of this notice of indemnification and/or by law, without your consent. Despite this, there is nothing in the above to prevent the Company and/or the aforementioned attorney, with the consent of the Company, to reach a financial arrangement with the claimant in a civil proceeding without your agreement, on the condition that this does not in any way admit to the existence of any event for which you are not entitled to indemnity under the provisions of this notice of indemnification and/or by law.

13.3.
You shall cooperate with the Company and with any attorney, as set forth above, in any reasonable manner that shall be required from you by any of them in connection with the handling of the said proceedings, including signing on petitions, affidavits and other documents, provided that the Company covers all of the reasonable expenses incurred so that you do not need to pay or finance them yourself.

13.4.
The Company will not be obligated to pay you for legal expenses, including attorneys’ fees, that you occur defending yourself in such proceedings if the Company has taken upon itself to handle the said proceedings, from the time when the Company took upon itself the handling of the said proceedings. Furthermore, the Company will not be obligated to indemnify you, as stated, for any amount you might be required to pay as the condition of a compromise agreement reached in the suit, claim or other proceeding, unless the Company has given its prior written consent to the compromise agreement.

13.5.	In this Notice of Indemnification –

“Officeholder” – in accordance with its meaning in the Companies Law, including the legal counsel, company secretary, comptroller or internal auditor.

“Administrative proceeding” – proceedings pursuant to Chapter 8.3 (Imposition of Monetary Sanctions by the Authority), Chapter 8.4 (Imposition of Administrative Enforcements Means by the Administrative Enforcement Committee) or Chapter 9.1 (Arrangements for the Prevention or Cessation of Conditional Proceedings) of the Securities Law, as amended from time to time.

“Another person” – including the case of a suit filed against an officeholder as a derivative suit.

14.
If within 14 days of receiving the notice mentioned above in section 13.1, the Company does not take upon itself handling of your defense or if you object and/or the Company’s counsel objects to representing you in the circumstances, as stated in section 13.2, above (all in the event that the insurance company does not take your defense upon itself) you will be permitted to assign the handling of your defense to an attorney of your choosing (hereinafter, “the other attorney”) on the condition that the fees paid to him are approved by the Audit Committee of the Company, which will review their reasonableness. It is agreed that the agreed fee of the Company’s attorney is a reasonable basis for examining the fees of the other attorney. You will be given an opportunity to argue for the fees of the other attorney before the Audit Committee. The decision of the Audit Committee will be presented with its reasons. If you disagree with the decision of the Audit Committee, you shall be entitled to appeal to the Board of Directors, and to appear before the Board for this purpose and make your case.

If the full amount of fees requested is not approved, you shall have the right to receive from the Company the sum total of the reasonable, approved fees, and pay the balance from your own account.

In order to remove any doubt, it is hereby clarified that this section is subject to the provisions of the Officeholders Liability Insurance policy regarding the identity of the representing attorney, and the provisions of this section shall not apply if the appointment of the other attorney will allow the insurance company to be released from its liability under the policy or diminish that liability.

15.	Payments made by the Company in accordance with this Notice of Indemnity, which are made as an advance payment or otherwise, shall be subject to the following conditions.

15.1.
If, after payment is made, it becomes clear that you need to return the payment, in whole or in part, either because you were not entitled to indemnification under the provisions of section 263 of the Companies Law or because of the instructions of any other law, the amount refunded will be linked to the cost-of-living (C-o-L) index and bear interest at the accepted rate charged by Bank Hapoalim, Ltd. for loans linked to the C-o-L index, from the day on which the payment was made until the day that it is returned.

15.2.
If, after payment is made, the expense for which the amount was paid is canceled or decreased for any reason whatsoever, you shall assign to the Company your full rights for return of the amount from the claimant in the proceedings, do whatever is necessary in order for this assignment to be valid and so that the Company is capable of realizing it. If you do this, you shall be exempt from returning the amount of the refund is that you assigned to the Company. If, however, you do not do this, you will be required to return the said sum with the addition of C-o-L linkage and interest for the period during which you were entitled to refund of the sum from the prosecution.

16.
If an attorney of the Company represents both yourself and the Company in proceedings and it later becomes clear that you were not entitled to indemnification under the provisions of section 263 of the Companies Law and/or because of the instructions of any other law, and a disagreement arises regarding your obligation to return the cost of litigation or any other amount, the disagreement will be referred to the determination of an arbitrator acceptable to both parties. The Company will bear the cost of arbitration, including the attorneys’ fees, unless the arbitrator decides that you used the arbitration proceedings not in good faith. The arbitrator will be appointed according to the procedure in section 17, below.

17.
It is hereby agreed that you shall not agree to a compromise or referral of proceedings to the decision of an arbitrator unless the Company has given its prior written consent and, if the agreement of the insurance company is necessary, the agreement of the insurance company will also agree in accordance with the Officeholders Insurance Policy. The company shall not agree to a compromise unless the compromise will not expose the Company and/or yourself and/or any other officeholder of the Company to additional claims by the claimant or claimants, and that an agreement will not serve as an admission or acknowledgment of responsibility by other officeholders for the reasons that are subject of the suit.

The Company will inform you of the details of any compromise agreement. In the event that a disagreement arises between you and the Company about whether or not the compromise complies with the provisions of this section, agreement will be bought for quick decision by an arbitrator who shall be appointed at the request of the Company or at your request. The arbitrator will be appointed with agreement of the parties within seven days after one of the parties requests that the disagreement be referred to the decision of an arbitrator, and if agreement is not reached between the parties as stated, the identity of the arbitrator (who shall be a retired district court judge or a retired Supreme Court judge) will be determined by the chairman of the Israel Bar Association. The Company will pay the costs of arbitration, including the attorneys’ fees.

The Company and/or Company’s attorney shall not agree to a compromise for an amount that exceeds the amount of indemnity to which you are entitled, unless you have given prior written consent and, if the consent of the insurance company is also required, then it also must give prior consent.

18.	In order to remove any doubt, it is hereby clarified that the Company will not indemnify you for monetary liabilities imposed upon you in the following cases:

18.1.	Violation of the duty of care, except in cases in which you acted in good faith and had a reasonable reason to assume that your action would not be detrimental to the good of the Company;

18.2.	Violation of the duty of care, if done intentionally or with haste;

18.3.	You acted with the intention of producing illegal personal gain;

18.4.	A fine or forfeit imposed upon you.

If the Company has made any payments to you, as the result of one of the aforementioned cases, the provisions of section 15, above, shall apply.

19.
If it is necessary, in order to confirm the validity of any of the aforementioned undertakings, to take any action, decision, confirmation or other proceeding of any type, the Company undertakes to ensure that it is done and/or received, as applicable, in a manner that will make it possible to fulfill all of the aforementioned undertakings.

20.
Nothing in this Notice of Indemnification will in any way impair or detract from the Company’s obligations to you according to a notice of indemnification given to you before this Notice took effect, as long as said undertakings are legally valid.

21.
Nothing in this Notice of Indemnification will cancel or detract from or void any other indemnification to which you are entitled from any other source under the provisions in the law and according to any other obligation.

22.
Nothing in this Notice of Indemnification will limit the Company or prevent the Company from paying you additional, special indemnity or indemnities, so long as this does not detract or impair the obligations indemnification that are the subject of this notice of indemnification

23.
Nothing in this Notice of Indemnification will limit the Company or prevent the Company from increasing the maximum amount of indemnification for events subject to indemnity, either because of insurance amounts in the Officeholders Insurance Policy are lowered or because the Company is unable to attain an Officeholders Insurance Policy that covers the events that are the subject of indemnification at reasonable terms or for any other reason, so long as said decision is made in the manner established by the Companies Law.

24.
The obligations of the Company according to this Notice of Undertaking shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Notice of Undertaking and any provision of law that cannot be superseded, changed or amended, such provision of law shall prevail, but shall not limit or diminish the validity of the remaining provisions of this Notice of Undertaking.

25.	In order to remove any doubt, it is hereby stated that this notice is not a contract to the benefit of a third-party and may not be assigned.

Sincerely yours,

_______________________

   ICL Group Ltd.

I agree to the above,

__________________          ___________________        __________________

Name                                        Signature                                       Date

ICL Millennium Tower, Aranha St. 23 P.O.B 20245 Tel Aviv 6120201 Tel. 972 3 6844400 Fax. 972 3 6844444 www.icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 31, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy card